SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                        TIMBERLINE SOFTWARE CORPORATION

                               (Name of Issuer)

                     COMMON STOCK, NO PAR VALUE PER SHARE

                        (Title of Class of Securities)

                                   887134104

                                (CUSIP Number)

                                  Paul Walker
                               Chief Executive
                              The Sage Group plc

                                  Sage House
                               Benton Park Road

                     Newcastle Upon Tyne NE7 7LZ, England
                         Telephone: +44 (191) 255 3000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:

          Michael Robinson                                Marc R. Packer, Esq.
     Corporate Secretary and Group             Skadden, Arps, Slate, Meagher & Flom LLP
           Legal Director                          525 University Avenue, Suite 1100
         The Sage Group plc                              Palo Alto, CA 94301
             Sage House                              Telephone: (650) 470-4500
          Benton Park Road
Newcastle Upon Tyne NE7 7LZ, England
  Telephone: +44 (191) 255 3000


                                 July 16, 2003

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                       --------------------------------
CUSIP NO. 887134104             13D            PAGE      2   OF   12    PAGES
------------------------                       --------------------------------

-------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Best Acquisition Corp.     I.D. No.
-------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) | |
                                                                      (b) | |
-------------------------------------------------------------------------------
     3     SEC USE ONLY

-------------------------------------------------------------------------------
     4     SOURCE OF FUNDS (See Instructions)

           AF
-------------------------------------------------------------------------------
     5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        | |
-------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
         NUMBER
                                   None
           OF              ----------------------------------------------------

         SHARES              8     SHARED VOTING POWER

        BENEFICIALLY               957,512 (See Item 5)
                           ----------------------------------------------------
        OWNED BY
                             9     SOLE DISPOSITIVE POWER
          EACH
                                   None
        REPORTING          ----------------------------------------------------

                            10     SHARED DISPOSITIVE POWER
         PERSON
                                   None (See Item 5)
          WITH
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           957,512 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          | |

           (See Instructions)
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.8%(1)
-------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON (See Instructions)
   14
           CO
-------------------------------------------------------------------------------

________________
(1) Based on 11,832,514 shares of common stock of the Company outstanding as of July 14, 2003, as represented by the Company in the Merger Agreement (as defined under Item 4 of this Statement), plus 498,744 shares issuable upon exercise of options subject to the Voting Agreements (as defined under Item 4 of this Statement).

------------------------                       --------------------------------
CUSIP NO. 887134104             13D            PAGE      3   OF   12    PAGES
------------------------                       --------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Sage Group plc         I.D. No.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) | |
                                                                      (b) | |
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC, BK
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        | |
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           England
-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
         NUMBER
                                   2,354,670 (See Item 5)
           OF              ----------------------------------------------------

         SHARES              8     SHARED VOTING POWER

        BENEFICIALLY               957,512 (See Item 5)
                           ----------------------------------------------------
        OWNED BY
                             9     SOLE DISPOSITIVE POWER
          EACH
                                   2,354,670 (See Item 5)
        REPORTING          ----------------------------------------------------

                            10     SHARED DISPOSITIVE POWER
         PERSON
                                   None (See Item 5)
          WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,312,182 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          | |

           (See Instructions)
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.6%(2)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------

_____________________
(2) Based on 11,832,514 shares of common stock of the Company outstanding as of July 14, 2003, as represented by the Company in the Merger Agreement (as defined under Item 4 of this Statement), plus 2,354,670 shares subject to the Stock Option Agreement (as defined under Item 4 of this Statement), plus 498,744 shares issuable upon exercise of options subject to the Voting Agreements (as defined under Item 4 of this Statement).

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the common stock, no par value per share (the "Common Stock"), of Timberline Software Corporation, an Oregon corporation (the "Company"). The principal executive offices of the Company are located at 15195 NW Greenbrier Parkway, Beaverton, OR 97006.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c), (f) This Schedule 13D is being filed by The Sage Group plc, a company organized under the laws of England ("Parent"), and Best Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (the "Purchaser"). The principal business of Parent is supplying business management software solutions and related products and services to the small and medium-sized business community worldwide. The address of Parent's principal executive offices and principal business is Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ, England. The Purchaser is a newly-incorporated corporation formed by Parent solely for the purpose of acquiring ownership of the Company. The address of the Purchaser's principal executive offices is 56 Technology Drive, Irvine, CA 92618-2301.

         Certain information concerning the executive officers and directors of Parent and the Purchaser is set forth in Schedule A hereto and is incorporated herein by reference.

         (d) - (e) During the past five years, neither Parent nor the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the directors and officers of Parent and the Purchaser, who are listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds required to purchase all of the shares of Common Stock issuable pursuant to the Stock Option Agreement (as defined under Item 4 below) is $19,426,027.50. In the event that the Option (as defined under Item 4 below) is exercised, Parent would obtain such funds from available cash and working capital.

         No funds are required in connection with the Voting Agreements (as defined under Item 4 below).

         The total amount of funds required by Parent to consummate the Merger (as defined under Item 4 below) is estimated to be approximately $102.9 million plus any related transaction fees and expenses. Parent will acquire a portion of such funds in accordance with the terms of a facility agreement (the "Facility Agreement"), dated March 27, 2001, among Parent, as borrower and guarantor, and Lloyds TSB Bank plc ("Lloyds"), as lender, arranger and administrative agent. Pursuant to the Facility Agreement, Lloyds has made available to Parent a five-year $500,000,000 credit facility. Lloyds committed to provide up to $250,000,000 by way of a multicurrency revolving loan facility with a maximum term of 364 days that was subject to an option to convert to a term loan to be repaid over a further four years and up to an additional $250,000,000 by way of a multicurrency revolving loan facility with a maximum term of five years. The 364-day facility was subsequently converted on March 27, 2002 into a $250,000,000 four-year amortizing term loan. The Facility Agreement contains representations and warranties, conditions precedent, covenants, events of default and other provisions generally found in similar agreements. In particular, the Facility Agreement requires payment of an interest rate equal to LIBOR plus costs and a margin based on the ratio of net debt to EBITDA for Parent and its subsidiaries as provided in the Facility Agreement. The foregoing description of the Facility Agreement is qualified in its entirety by reference to the full text of the Facility Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit 1 to this Schedule 13D. Parent will obtain the balance of such funds from available cash and working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (g)     On July 16, 2003, Parent, the Purchaser and the Company
entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger. Each issued and outstanding share of Common Stock will be converted into the right to receive $8.25 in cash, without interest (the "Merger Consideration"). At the effective time of the Merger, each share of Common Stock held by Parent, the Purchaser, the Company as treasury stock or any other wholly-owned subsidiary of Parent or the Company, will be cancelled and retired and shall cease to exist. The Merger Agreement is subject to various conditions, including, among other things, the approval of the Merger and the Merger Agreement by the shareholders of the Company and the termination or expiration of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit 2 to this Schedule 13D.

         In connection with the Merger Agreement, Parent and the Company entered into a Stock Option Agreement, dated as of July 16, 2003 (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, the Company has granted to Parent an irrevocable option (the "Option") to purchase a number of newly-issued shares of Common Stock equal to 19.9% of the number of the Company's total issued and outstanding shares of Common Stock as of the date of the Stock Option Agreement at a purchase price per share of $8.25, subject to the terms and conditions set forth in the Stock Option Agreement. The Stock Option Agreement provides that the Option may be exercised by Parent only if
(i) a Third Party (as defined in the Stock Option Agreement) A) commences a bona fide tender offer or exchange offer, the consummation of which would result in beneficial ownership by such Third Party of 15% or more of the then outstanding voting equity of the Company, (B) acquires beneficial ownership of shares of Common Stock which, when aggregated with any shares of Common Stock already owned by such Third Party would result in beneficial ownership of 15% or more of the then outstanding voting equity of the Company, or (C) commences a solicitation of proxies or written consents subject to the proxy rules under the Act or executes any written consent with respect to, or becomes a "participant" in, any "solicitation" with respect to the shares of Common Stock; or (ii) except for circumstances under which the Company has complied with Section 5.2(d) of the Merger Agreement, (A) the Company's Board of Directors (1) withdraws its recommendation in favor of the approval of the Merger Agreement or the Merger, (2) fails to include in its proxy statement relating to the Merger its recommendation, (3) fails to reaffirm its recommendation in favor of approval of the Merger Agreement and the Merger within 10 business days upon request by Parent, or (4) approves or recommends any Acquisition Proposal (as defined in the Merger Agreement) or, (B) a tender or exchange offer relating to its securities has been commenced and the Company shall not have sent or given to its security holders, within 10 business days, a statement disclosing that the Company's Board of Directors recommends rejection of such tender or exchange offer. The Stock Option Agreement terminates, and the option expires, on the earlier of (x) the effective time of the Merger and (y) unless a Triggering Event (as defined in the Merger Agreement) shall have occurred, the termination of the Merger Agreement.

The foregoing description of the Stock Option Agreement is qualified in its entirety by reference to the full text of the Stock Option Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit 3 to this Schedule 13D.

         In connection with the Merger Agreement, Parent, the Purchaser and the directors and executive officers of the Company (the "Holders") entered into Voting Agreements, dated as of July 16, 2003 (the "Voting Agreements"). Pursuant to the Voting Agreements, each of the Holders have agreed, among other things, to vote the shares of Common Stock held by them at any meeting of the stockholders of the Company in favor of the approval of the Merger Agreement and against certain proposals that would conflict with or adversely affect the Merger, and to grant Parent an irrevocable proxy with respect to the voting of such shares in favor of the Merger upon the terms and subject to the conditions set forth therein. The foregoing description of the Voting Agreements is qualified in its entirety by reference to the full text of the form of Voting Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit 4 to this Schedule 13D.

         (h) - (j) Upon consummation of the Merger as contemplated by the Merger Agreement, the Common Stock will be delisted from the Nasdaq Stock Market, and the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) Parent may be deemed to beneficially own 2,354,670 shares of Common Stock as a result of the execution of the Stock Option Agreement, and would have sole voting and dispositive power with respect to any shares issuable to Parent upon exercise of the Option. Each of Parent and the Purchaser may be deemed to beneficially own 957,512 shares of Common Stock as a result of the execution of the Voting Agreements (including 498,744 shares of Common Stock underlying options exercisable within 60 days of July 16, 2003 by the Holders), and each of Parent and the Purchaser has shared voting power and no dispositive power with respect to the shares of Common Stock covered by the Voting Agreements. The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by Parent constitutes approximately 22.6% of the outstanding shares of Common Stock (based on 11,832,514 shares of Common Stock outstanding as of July 14, 2003, as represented by the Company in the Merger Agreement, plus the 2,354,670 shares of Common Stock subject to the Stock Option Agreement, plus 498,744 shares of Common Stock issuable upon exercise of options subject to the Voting Agreements). The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Purchaser constitutes approximately 7.8% of the outstanding shares of Common Stock (based on 11,832,514 shares of Common Stock outstanding as of July 14, 2003, as represented by the Company in the Merger Agreement, plus 498,744 shares of Common Stock issuable upon exercise of options subject to the Voting Agreements). Parent and the Purchaser each disclaims beneficial ownership of the shares of Common Stock covered by the Stock Option Agreement and the Voting Agreements.

         (c) Other than as set forth in this Item 5, there have been no transactions in the shares of Common Stock effected during the past 60 days by Parent or the Purchaser, nor to the knowledge of Parent or the Purchaser, as of the date hereof, by any person listed on Schedule A hereto.

         (d) No other person is known by Parent or the Purchaser to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock obtainable by Parent or the Purchaser upon exercise of the Option.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3, 4, 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No.    Exhibit Name
     -----------    ------------

         1 Facility Agreement, dated as of March 27, 2001, by and between Parent and Lloyds TSB Bank plc (incorporated by reference from Exhibit 99.(B)(1) of Parent's Tender Offer Statement on Schedule TO-T, filed with the SEC on April 4,
                    2001).

         2 Agreement and Plan of Merger, dated July 16, 2003, by and among the Company, Parent and the Purchaser.

         3 Stock Option Agreement, dated as of July 16, 2003, by and between Parent and the Company.

         4 Form of Voting Agreement, dated as of July 16, 2003, by and among Parent, the Purchaser and certain shareholders of the Company.

         5 Joint Filing Agreement, dated as of July 25, 2003, by and between Parent and the Purchaser.

                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 28, 2003                     Best Acquisition Corp.


                                           By:     /s/ RON VERNI
                                           --------------------------------
                                           Name:    Ron Verni
                                           Title:   President

                                           The Sage Group plc

                                           By:     /s/ PAUL HARRISON
                                           --------------------------------
                                           Name:    Paul Harrison
                                           Title:   Group Finance Director

                                  SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE SAGE GROUP PLC AND BEST ACQUISITION
CORP.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of The Sage Group plc. Unless otherwise indicated, each such person is a citizen of the United Kingdom, and the business address of each such person is c/o The Sage Group plc, Sage House, Benton Park Road, Newcastle Upon Tyne NE7 7LZ, England.

                                         THE SAGE GROUP PLC

------------------------------------------------------- -----------------------------------------------------
                         Name                                       Present Principal Occupation
------------------------------------------------------- -----------------------------------------------------
Michael Jackson                                         Chairman of Elderstreet Investments
------------------------------------------------------- -----------------------------------------------------
Paul Walker                                             Chief Executive of The Sage Group plc.
------------------------------------------------------- -----------------------------------------------------
Paul Stobart                                            Managing Director, U.K. of The Sage Group plc.
------------------------------------------------------- -----------------------------------------------------
Paul Harrison                                           Finance Director of The Sage Group plc.
------------------------------------------------------- -----------------------------------------------------
Guy Berruyer (French citizenship)                       Managing Director, Mainland Europe of The Sage
                                                        Group plc.
------------------------------------------------------- -----------------------------------------------------
Ron Verni (U.S. citizenship)                            President and CEO, Best Software of California,
                                                        Inc., Managing Director, U.S. Operations of The
                                                        Sage Group plc, President and Director of Best
                                                        Acquisition Corp.
------------------------------------------------------- -----------------------------------------------------
Kevin Howe (U.S. citizenship)                           General Partner, Mercury Ventures.
------------------------------------------------------- -----------------------------------------------------
Lindsay Bury                                            Chairman of Millichope Management Ltd.
------------------------------------------------------- -----------------------------------------------------
John Constable                                          Professor of Management
------------------------------------------------------- -----------------------------------------------------
Tim Ingram                                              Chief Executive of Caledonia Investments plc.
------------------------------------------------------- -----------------------------------------------------
James Eckstaedt                                         Executive Vice President and Chief Financial
(U.S. citizenship)                                      Officer, Best Software of California, Inc., Chief
                                                        Financial Officer, Secretary, Treasurer and
                                                        Director of Best Acquisition Corp.
------------------------------------------------------- -----------------------------------------------------

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Best Acquisition Corp. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each such person is c/o Best Software Inc., 56 Technology Drive, Irvine, California 92618.

                                       BEST ACQUISITION CORP.

------------------------------ ------------------------------------------------
Paul Walker                    Chief Executive of the Sage Group plc and CEO
                               and Director of Best Acquisition Corp.
------------------------------ ------------------------------------------------
Paul Harrison                  Finance Director of Sage Group plc and Director
                               of Best Acquisition Corp.
------------------------------ ------------------------------------------------
Ron Verni                      President and CEO, Best Software of California,
                               Inc., Managing Director, U.S. Operations of The
                               Sage Group plc, President and Director of Best
                               Acquisition Corp.
------------------------------ ------------------------------------------------
James Eckstaedt                Executive Vice President and Chief Financial
                               Officer, Best Software of California, Inc., Chief
                               Financial Officer, Secretary, Treasurer and
                               Director of Best Acquisition Corp.
------------------------------ ------------------------------------------------

                                 EXHIBIT INDEX

     Exhibit No.    Exhibit Name
     -----------    ------------

         1 Facility Agreement, dated as of March 27, 2001, by and between Parent and Lloyds TSB Bank plc (incorporated by reference from Exhibit 99.(B)(1) of Parent's Tender Offer Statement on Schedule TO-T, filed with the SEC on April 4,
                    2001).

         2 Agreement and Plan of Merger, dated July 16, 2003, by and among the Company, Parent and the Purchaser.

         3 Stock Option Agreement, dated as of July 16, 2003, by and between Parent and the Company.

         4 Form of Voting Agreement, dated as of July 16, 2003, by and among Parent, the Purchaser and certain shareholders of the Company.

         5 Joint Filing Agreement, dated as of July 25, 2003, by and between Parent and the Purchaser.

                                                                     Exhibit 2

                                                                EXECUTION COPY




                         AGREEMENT AND PLAN OF MERGER


                                 by and among


                              THE SAGE GROUP PLC


                            BEST ACQUISITION CORP.


                                      and


                        TIMBERLINE SOFTWARE CORPORATION


                                     dated


                                 July 16, 2003








                               Table of Contents

                                                                                     Page

ARTICLE I THE MERGER..................................................................2
   Section 1.1  The Merger............................................................2
   Section 1.2  Articles of Incorporation and Bylaws..................................2
   Section 1.3  Effective Time........................................................3
   Section 1.4  Closing...............................................................3
   Section 1.5  Directors and Officers of the Surviving Corporation...................3
   Section 1.6  Subsequent Actions....................................................4
ARTICLE II CONVERSION OF SECURITIES...................................................4
   Section 2.1  Conversion of Capital Stock...........................................4
   Section 2.2  Exchange of Certificates..............................................5
   Section 2.3  Lost, Stolen or Destroyed Certificates................................6
   Section 2.4  Company Option Plans..................................................7
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................7
   Section 3.1  Organization..........................................................8
   Section 3.2  Capitalization........................................................8
   Section 3.3  Authorization; Validity of Agreement; Company Action.................10
   Section 3.4  Board Approvals......................................................10
   Section 3.5  Required Vote........................................................10
   Section 3.6  Consents and Approvals; No Violations................................10
   Section 3.7  Company SEC Documents, Financial Statements and Sarbanes-Oxley
                Compliance...........................................................11
   Section 3.8  Absence of Certain Changes...........................................14
   Section 3.9  No Undisclosed Liabilities...........................................15
   Section 3.10 Litigation...........................................................16
   Section 3.11 Employee Benefit Plans; ERISA........................................16
   Section 3.12 Taxes................................................................19
   Section 3.13 Contracts............................................................21
   Section 3.14 Real and Personal Property...........................................22
   Section 3.15 Potential Conflict of Interest.......................................23
   Section 3.16 Intellectual Property................................................24
   Section 3.17 Labor Matters........................................................27
   Section 3.18 Compliance with Laws and No Violation................................29
   Section 3.19 Product Warranties...................................................30
   Section 3.20 Environmental Matters................................................30
   Section 3.21 Information in the Proxy Statement...................................31
   Section 3.22 Opinion of Financial Advisor.........................................31
   Section 3.23 Insurance............................................................31
   Section 3.24 Minutes..............................................................32
   Section 3.25 Brokers..............................................................32
   Section 3.26 Certain Business Practices...........................................32
   Section 3.27 Takeover Statutes....................................................32
   Section 3.28 Full Disclosure......................................................32
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER................33
   Section 4.1  Organization.........................................................33
   Section 4.2  Authorization; Validity of Agreement; Necessary Action...............33
   Section 4.3  Consents and Approvals; No Violations................................34
   Section 4.4  Brokers..............................................................34
   Section 4.5  Funds................................................................34
   Section 4.6  Information in the Proxy Statement...................................35
ARTICLE V CONDUCT OF BUSINESS PENDING THE MERGER.....................................35
   Section 5.1  Interim Operations of the Company....................................35
   Section 5.2  Acquisition Proposals................................................38
ARTICLE VI ADDITIONAL AGREEMENTS.....................................................41
   Section 6.1  Proxy Statement......................................................41
   Section 6.2  Meeting of Shareholders of the Company...............................41
   Section 6.3  Notification of Certain Matters......................................42
   Section 6.4  Access; Confidentiality..............................................43
   Section 6.5  Publicity............................................................44
   Section 6.6  Directors' and Officers' Insurance and Indemnification...............44
   Section 6.7  Reasonable Efforts...................................................45
   Section 6.8  State Takeover Laws..................................................46
   Section 6.9  Subsequent Financial Statements......................................46
   Section 6.10 Target Achievement Plan..............................................46
ARTICLE VII CONDITIONS...............................................................47
   Section 7.1  Conditions to Each Party's Obligations to Effect the Merger..........47
   Section 7.2  Additional Conditions to the Obligations of Parent and Purchaser.....47
   Section 7.3  Additional Conditions to the Obligations of the Company..............48
ARTICLE VIII TERMINATION.............................................................49
   Section 8.1  Termination..........................................................49
   Section 8.2  Effect of Termination................................................51
ARTICLE IX MISCELLANEOUS.............................................................52
   Section 9.1  Amendment and Modification...........................................52
   Section 9.2  Non-survival of Representations and Warranties.......................52
   Section 9.3  Expenses.............................................................52
   Section 9.4  Notices..............................................................52
   Section 9.5  Definitions and Interpretation.......................................53
   Section 9.6  Counterparts.........................................................53
   Section 9.7  Entire Agreement; No Third-Party Beneficiaries.......................54
   Section 9.8  Severability.........................................................54
   Section 9.9  Other Remedies; Specific Performance.................................54
   Section 9.10 Governing Law and Jurisdiction.......................................54
   Section 9.11 Assignment...........................................................55
   Section 9.12 Rules of Construction................................................55
   Section 9.13 No Waiver; Remedies Cumulative.......................................55
   Section 9.14 Waiver of Jury Trial.................................................55


                         AGREEMENT AND PLAN OF MERGER


                  THIS AGREEMENT AND PLAN OF MERGER (this "Agreement" or the "Merger Agreement"), dated July 16, 2003, by and among The Sage Group plc, a company organized under the laws of England ("Parent"), Best Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (the "Purchaser"), and Timberline Software Corporation, an Oregon corporation (the "Company").

                                   RECITALS

                  A. The Board of Directors of each of Parent, the Purchaser and the Company has approved, and deems it advisable and in the best interests of its respective shareholders to consummate, the acquisition of the Company by Parent upon the terms and subject to the conditions set forth herein.

                  B. The Board of Directors of each of Parent, Purchaser and the Company has unanimously adopted this Agreement and the transactions contemplated hereby, including the Merger (capitalized terms used in this Agreement and not otherwise defined shall have the meaning set forth in Annex A to this Agreement) in accordance with the Oregon Business Corporation Act (the "OBCA") and the Delaware General Corporation Law (the "DGCL") and upon the terms and subject to the conditions set forth herein.

                  C. The Board of Directors of the Company (the "Company Board of Directors") has unanimously determined that the consideration to be paid for each issued and outstanding share of common stock, no par value, of the Company (the "Shares") in the Merger is fair to the holders of such Shares and has resolved to recommend to its shareholders approval of this Agreement and the Merger and of the other transactions contemplated under this Agreement upon the terms and subject to the conditions set forth herein.

                  D. Parent has caused the sole stockholder of the Purchaser to have approved this Agreement and adopted the Merger.

                  E. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent's and the Purchaser's willingness to enter into this Agreement, certain shareholders of the Company have entered into Voting Agreements in the form attached hereto as Exhibit A (the "Voting Agreements").

                  F. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent's and the Purchaser's willingness to enter into this Agreement, Parent and the Company have entered into a Stock Option Agreement in the form of Exhibit B hereto (the "Stock Option Agreement"), pursuant to which, among other things, the Company has granted Parent an option to purchase certain newly-issued Shares, subject to certain conditions.

                  G. Concurrently, with the execution and delivery of this Agreement, and as a condition and inducement to the Purchaser's willingness to enter into this Agreement, Curtis Peltz has entered into a non-compete agreement with the Purchaser and the Company in the form of Exhibit C hereto.

                  H. The Company, Parent and the Purchaser desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

                  NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:



                                  ARTICLE I

                                  THE MERGER

                  Section 1.1 The Merger. Subject to the terms and conditions of this Agreement and the applicable provisions of the OBCA and the DGCL, at the Effective Time, the Company and the Purchaser shall consummate a merger (the "Merger") pursuant to which (i) the Purchaser shall be merged with and into the Company, (ii) the separate corporate existence of the Purchaser shall thereupon cease, and (iii) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the laws of the State of Oregon, with all of its rights, privileges, immunities, powers and franchises unaffected by the Merger. The Merger shall have the effects set forth in
Section 60.497 of the OBCA.

                  Section 1.2 Articles of Incorporation and Bylaws.

                         (a) The articles of incorporation of the Purchaser,
as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided by law and such articles of incorporation, provided, however, that at the Effective Time, Article I of the articles of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: "The name of the corporation is Timberline Software Corporation".

                         (b) The bylaws of the Purchaser, as in effect
immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by law, the articles of incorporation of the Surviving Corporation and such bylaws.

                  Section 1.3 Effective Time. Parent, the Purchaser and the Company shall cause (a) the Articles of Merger to be executed and filed on the Closing Date (or on such other date as Parent and the Company may agree) with the Secretary of State of the State of Oregon as provided in the OBCA and shall make all other filings or recordings required under the OBCA to effectuate the Merger and (b) the Certificate of Merger to be executed and filed on the Closing Date (or on such other date as Parent and the Company may agree) with the Secretary of State of the State of Delaware as provided in the DGCL and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective on the date on which the Articles of Merger have been duly filed with the Secretary of State of the State of Oregon or such time as is agreed upon by the parties and specified in the Articles of Merger, such time hereinafter referred to as the "Effective Time." The Plan of Merger attached to this Agreement as Annex B shall be filed with the Articles of Merger.

                  Section 1.4 Closing. The Closing will take place at 9:00 a.m., local Pacific Standard Time, on a date to be specified by the parties, such date to be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VII (the "Closing Date"), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Palo Alto, California 94301, unless another date or place is agreed to in writing by the parties hereto.

                  Section 1.5 Directors and Officers of the Surviving
Corporation.

                         (a) The directors of the Purchaser immediately prior
to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's articles of incorporation and bylaws.

                         (b) Curtis Peltz, Chief Executive Officer of the
Company, and Carl Asai, Chief Financial Officer of the Company, in each case immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation holding the position of President, in the case of Mr. Peltz and Secretary, Chief Financial Officer and Treasurer, in the case of Mr. Asai, until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's articles of incorporation and bylaws.

                  Section 1.6 Subsequent Actions. If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or the Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or the Purchaser, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

                                  ARTICLE II

                           CONVERSION OF SECURITIES

                  Section 2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares or the holder of any Purchaser Common Stock:

                         (a) Purchaser Common Stock. Each issued and
outstanding share of Purchaser Common Stock shall be converted into and become one fully paid and nonassessable share of common stock, no par value of the Surviving Corporation.

                         (b) Cancellation of Treasury Stock and Parent-Owned
Stock. All Shares that are owned by (i) the Company as treasury stock, (ii) Parent, (iii) the Purchaser, (iv) any other direct or indirect wholly-owned Subsidiary of Parent, or (v) any direct or indirect wholly-owned Subsidiary of the Company, shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

                         (c) Conversion of Shares. Each issued and outstanding
Share (other than Shares to be cancelled in accordance with Section 2.1(b)) shall be converted into the right to receive $8.25, payable to the holder thereof in cash, without interest (the "Merger Consideration"). From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest thereon.

                  Section 2.2 Exchange of Certificates.

                         (a) Paying Agent. Parent shall designate a Paying
Agent to act as agent for the holders of Shares in connection with the Merger and to receive the funds to which holders of Shares shall become entitled pursuant to Section 2.1(c). Not later than the Effective Time, Parent or the Purchaser shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration. Such funds shall be invested by the Paying Agent as directed by Parent or the Surviving Corporation, in its sole discretion, in United States Government or United States Agencies obligations or obligations of an FDIC insured bank with capital in excess of one billion dollars pending payment thereof by the Paying Agent to the holders of the Shares. Earnings from such investments shall be the sole and exclusive property of Parent and the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of Shares.

                         (b) Exchange Procedures. As soon as reasonably
practicable after the Effective Time, the Paying Agent shall mail or make available to each holder of record of a Certificate whose Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and
(ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate and the Certificate so surrendered shall forthwith be cancelled. The Surviving Corporation, the Paying Agent, and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, such amounts as the Surviving Corporation, the Paying Agent, or Parent has determined is required to be deducted and withheld with respect to the making of such payment under any provision of Federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation, the Paying Agent or Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Corporation, the Paying Agent, or Parent, as the case may be. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that
(x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not required to be paid. Until surrendered as contemplated by this
Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 2.2, without interest thereon.

                         (c) Transfer Books; No Further Ownership Rights in
Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

                         (d) Termination of Fund; No Liability. At any time
following 12 months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any Funds made available to the Paying Agent and not disbursed (or for which disbursement is pending subject only to the Paying Agent's routine administrative procedures) to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any such portion of the Fund remaining unclaimed by holders of Shares immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

                  Section 2.3 Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article II.

                  Section 2.4 Company Option Plans.

                         (a) Immediately prior to, and effective as of, the
Effective Time each outstanding Option granted under the Option Plans whether or not then exercisable or vested, shall be cancelled and, in consideration of such cancellation, Parent shall cause the Surviving Corporation to pay to such holders of Options an amount in respect thereof equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price of each such Option and (ii) the number of Shares subject thereto (such payment, if any, to be net of applicable withholding and excise taxes). As of the Effective Time, the Option Plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Company Subsidiary shall be cancelled. The Company shall use its best efforts to effectuate the foregoing, including, but not limited to, amending plans, if necessary, and obtaining all consents necessary to cash out and cancel all Options necessary to ensure that, after the Effective Time, no Person shall have any right under the Option Plans or any other plan, program, agreement or arrangement with respect to equity securities of the Surviving Corporation or any Subsidiary thereof. Notwithstanding the foregoing, to the extent that an optionee has not consented to the cash out and cancellation provisions in the previous sentence with respect to his or her Options under the 2000 Plan (the "Outstanding 2000 Plan Options"), then for a period ending not later than 45 days after the Effective Time, each optionee who has not so consented shall have the right to exercise his or her Outstanding 2000 Plan Options in exchange exclusively for a cash payment equal to the product of the number of Shares exercised multiplied by the Merger Consideration, net of applicable withholding and excise taxes. Upon the expiration of this 45 day period (or if earlier, upon the exercise of the Outstanding 2000 Plan Options) the Outstanding 2000 Plan Options shall terminate and be of no force or effect.

                                 ARTICLE III

                              REPRESENTATIONS AND
                           WARRANTIES OF THE COMPANY


                  Except as set forth in the schedule of exceptions to the Company's representations and warranties set forth in this Agreement dated as of the date of this Agreement, and delivered to Parent prior to the execution of this Agreement (the "Company Disclosure Schedule"), the Company represents and warrants to Parent and the Purchaser as set forth below. Each exception set forth in the Company Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement and relates only to such section.

                  Section 3.1 Organization.

                         (a) Each of the Company and the Company Subsidiaries
(i) is a corporation duly organized, validly existing and, to the extent applicable, in good standing under the laws of its jurisdiction of incorporation, (ii) has full corporate power and authority and all necessary governmental licenses, authorizations, permits, consents and approvals to carry on its business as it is now being conducted and to own the properties and assets it now owns and (iii) is duly qualified or licensed to do business and, to the extent applicable, is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or license necessary, except in the cases of clauses (ii) and (iii), for those authorizations, qualifications and licenses the absence of which would not, individually or in the aggregate, have a Company Material Adverse Effect. Each such jurisdiction is listed in Section 3.1(a) of the Company Disclosure Schedule, and, except as disclosed on Section 3.1(a) of the Company Disclosure Schedule, such jurisdictions are the only jurisdictions in which the properties owned, leased or operated by each Company Subsidiary or the nature of the business conducted by it makes such qualification or license necessary.

                         (b) The Company has set forth in Section 3.1(b) of
the Company Disclosure Schedule a true and complete list of all of the Company Subsidiaries as of the date hereof, indicating the name, jurisdiction of organization and the Company's equity interest in, each such entity. Other than with respect to the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other equity securities of any corporation, partnership, joint venture or other business association or entity. All of the outstanding capital stock of each Company Subsidiary is owned directly or indirectly by the Company free and clear of all Encumbrances, and is validly issued, fully paid and nonassessable, and there are no outstanding options, rights or agreements of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities (or convertible into or exchangeable for, securities having such rights) of any such Company Subsidiary to any person except the Company.

                         (c) The Company has delivered to Parent complete and
correct copies of the articles of incorporation and bylaws or equivalent governing instruments of the Company and each Company Subsidiary, as is in effect on the date of this Agreement. None of the Company nor any of the Company Subsidiaries is in violation of any provision of its articles of incorporation or bylaws or equivalent governing instruments.

                  Section 3.2 Capitalization.

                         (a) The authorized capital stock of the Company
consists of (i) 20,000,000 Shares. As of the close of business on July 14, 2003, 11,832,514 Shares were issued and outstanding. As of the date hereof, no Shares are issued and held in the treasury of the Company and no Shares were held by any of the Company's Subsidiaries. All of the outstanding shares of the Company's capital stock are, and all Shares which may be issued pursuant to the exercise of outstanding Options, when issued in accordance with the terms thereof, will be duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive or similar rights.

                         (b) Section 3.2(b) of the Company Disclosure Schedule
sets forth a complete list of outstanding options under the Option Plans as of July 14, 2003, showing the date of grant, the name of the optionee, the name of the relevant option plan for each optionee, whether or not such Option is an incentive stock option or a non-qualified stock option, the exercise price of each Option, and the number of Shares issuable upon exercise of each Option. 455,373 Shares are reserved for issuance pursuant to outstanding Option Plans. All of the Options have been granted to employees or directors of the Company in the ordinary course of business consistent with past practice. All options granted under the Option Plans have been granted pursuant to option award agreements in substantially the form attached as an exhibit to Section 3.2 of the Company Disclosure Schedule. The Company has delivered or made available to Parent complete and correct copies of the Option Plans and all forms of option agreements.

                         (c) There are no bonds, debentures, notes or other
indebtedness having general voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company or any Company Subsidiary issued and outstanding. Except as disclosed in this Section 3.2 or as set forth in Section 3.2 of the Company Disclosure Schedule or pursuant to the Stock Option Agreement, (i) there are no shares of capital stock of the Company authorized, issued or outstanding, (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind relating to the issued or unissued capital stock of the Company or any Company Subsidiary obligating the Company or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment and (iii) there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Shares or the capital stock of the Company or any Company Subsidiary or any affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary or any other entity.

                         (d) All outstanding Shares, all outstanding Options
and all outstanding shares of capital stock of each Company Subsidiary have been issued and granted in compliance with (i) all applicable securities laws and other applicable law and (ii) all requirements set forth in applicable agreements or instruments.


                  Section 3.3 Authorization; Validity of Agreement; Company Action. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Stock Option Agreement and to consummate the Merger and any other transactions contemplated under this Agreement and the Stock Option Agreement (the "Transactions"). The execution, delivery and performance by the Company of this Agreement and the Stock Option Agreement and the consummation by it of Transactions, have been duly and validly authorized by the Company Board of Directors and no other corporate action on the part of the Company is necessary (other than the approval of the Merger and this Agreement by the requisite vote of the Company's shareholders, the filing of the Articles of Merger pursuant to the OBCA and the filing of the Certificate of Merger pursuant to the DGCL) to authorize the execution and delivery by the Company of this Agreement and the Stock Option Agreement and the consummation of the Transactions. Each of this Agreement and the Stock Option Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by Parent and the Purchaser, and of the Stock Option Agreement by Parent, are valid and binding obligations of the Company enforceable against the Company in accordance with its terms.

                  Section 3.4 Board Approvals. The Company Board of Directors, at a meeting duly called and held, has unanimously (i) determined that this Agreement, the Stock Option Agreement and the Merger are fair to and in the best interests of the shareholders of the Company, and declared the Merger to be advisable and (ii) resolved to recommend that the shareholders of the Company approve this Agreement and the Merger, and none of the aforesaid actions by the Company Board of Directors, has been amended, rescinded or modified. No dissenters' rights are applicable to the Transactions. The Company's Compensation Committee, at a meeting duly called and held, has exercised its authority under the 2000 Plan to interpret the 2000 Plan in the manner provided in Section 2.4.

                  Section 3.5 Required Vote. The affirmative vote of the holders of a majority of outstanding Shares to approve this Agreement and the Merger is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger.

                  Section 3.6 Consents and Approvals; No Violations. Except as set forth in Section 3.6 of the Company Disclosure Schedule, none of the execution, delivery or performance of this Agreement or the Stock Option Agreement by the Company, the consummation by the Company of the Transactions or compliance by the Company with any of the provisions of this Agreement or the Stock Option Agreement will:

                         (a) conflict with or result in any breach of any
provision of the articles of incorporation, the bylaws or similar organizational documents of the Company or any Company Subsidiary;

                         (b) subject to compliance with the Necessary
Consents, conflict with or violate any federal, state, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, order, judgment, injunction, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity applicable to the Company or any of the Company Subsidiaries or by which the Company or any of the Company Subsidiaries or any of their respective properties is bound or affected;

                         (c) require any filing by the Company with, or
permit, authorization, consent or approval of, any Governmental Entity (except for (i) any filings as may be required under the OBCA and DGCL in connection with the Merger, (ii) filings, permits, authorizations, consents and approvals as may be required under the HSR Act, and any comparable provisions under any applicable pre-merger notification laws or regulations of foreign jurisdictions and (iii) the filing with the SEC of a Proxy Statement and such other filings under applicable requirements of the Exchange Act as may be required in connection with this Agreement (the "Necessary Consents")); or

                         (d) require any consent, approval or notice under,
violate or result in the violation of, conflict with or result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in a right of termination or acceleration, result in the loss of a material benefit under or result in the creation of any Encumbrance upon any of its properties or assets under any Contract, except in the case of clauses (b), (c) or (d) where any failure to obtain such consents, approvals, or notices or where such violations, conflicts, breaches or defaults would not, individually or in the aggregate, have a Company Material Adverse Effect or adversely affect the ability of the Company to consummate the Merger within the timeframe in which it would be consummated in the absence of such violation, conflict, breach, default, consent, approval or notice.

                  Section 3.7 Company SEC Documents, Financial Statements and Sarbanes-Oxley Compliance.

                         (a) The Company has, since January 1, 2000, filed
with the SEC all forms, reports, schedules, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by the Company with the SEC under the Exchange Act or the Securities Act (as such documents have been amended since the time of their filing) (the "Company SEC Documents"). The Company has made available to Parent such forms, reports and documents in the form filed with the SEC. As of their respective dates, or if amended, as of the date of the last such amendment, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) were prepared and timely filed in accordance with and complied with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC. The Company has furnished or made available to Parent and the Purchaser complete and correct copies of any correspondence with, and inquiries from, the SEC with respect to previously filed Company SEC Documents since January 1, 2000.

                         (b) All of the Financial Statements (i) have been
prepared from, are in accordance with, and accurately reflect the books and records of the Company and the Company Subsidiaries, (ii) comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iv) fairly present the consolidated financial position of the Company and the Company Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows (subject, in the case of unaudited interim financial statements, to normal year-end adjustments) of the Company and the Company Subsidiaries for the periods referred to therein. The reserves reflected in the Financial Statements are adequate, appropriate and reasonable and have been calculated in a consistent manner in accordance with GAAP.

                         (c) The Company maintains a system of internal
accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences.

                         (d) The revenues and accounts receivable recorded in
the books and records of the Company and the Company Subsidiaries and reflected in the Financial Statements comply with the principles of revenue recognition set forth in AICPA SOP No. 97-2 (Software Revenue Recognition), SFAS No. 48 (Revenue Recognition When Right of Return Exists), and other applicable authoritative literature.

                         (e) All accounts receivable of the Company reflected
in its balance sheet of December 31, 2002 or subsequently recorded arose from valid transactions in the ordinary course of business consistent with past practice with unrelated third parties and are collectible except as are adequately reserved for in the Company's allowance for doubtful accounts and the allowance for sales returns, reflected in its Financial Statements. The Company has received no notice or other indication that any of the Company's accounts receivable will not be collectible in full, net of any reserves shown on such balance sheet.

                         (f) The Company has implemented "disclosure controls
and procedures" (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange
Act) required in order for the chief executive officer and chief financial officer of the Company to engage in the review and evaluation process mandated by the Exchange Act. The Company's "disclosure controls and procedures" are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the SEC, and that all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by the Company's chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification was true, accurate and complete, and complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

                         (g) Since January 1, 2000, neither the Company nor
any Company Subsidiary nor, to the Company's Knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices. No attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board of Directors or any committee thereof or to any director or officer of the Company.

                  Section 3.8 Absence of Certain Changes. Except as contemplated by this Agreement and except as set forth in Section 3.8 of the Company Disclosure Schedule or disclosed in the Company SEC Documents filed prior to the date hereof, since December 31, 2002 (the "Balance Sheet Date"), each of the Company and the Company Subsidiaries has conducted its respective business only in the ordinary course of business consistent with past practice and has not:

                         (a) suffered any Company Material Adverse Effect, or
any event or change which is reasonably likely to have or constitute a Company Material Adverse Effect in the foreseeable future;

                         (b) declared, paid or set aside for payment any
dividend or other distribution in respect of its capital stock except its normal quarterly $0.04 per share cash dividend, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of capital stock or other securities of the Company or any Company Subsidiary;

                         (c) split, combined or reclassified any of the
Company's capital stock;

                         (d) incurred any liabilities or obligations
(absolute, accrued, contingent or otherwise), except non-material items or employee compensation and benefits, rent, utilities or taxes incurred in the ordinary course of business consistent with past practice, which exceed $50,000 for any transaction and $100,000 for any series of related transactions;

                         (e) cancelled any debts or waived any claims or
rights which debt, claim or right exceeded $10,000;

                         (f) permitted or allowed any of its property or
assets (real, personal or mixed, tangible or intangible) to be subjected to any Encumbrance, except for Permitted Encumbrances;

                         (g) made any revaluation of any of its assets,
including writing off the value of any inventory, notes or accounts receivable;

                         (h) sold, transferred, or otherwise disposed of any
material properties or assets (real, personal or mixed, tangible or intangible), except in the ordinary course of business consistent with past practice;

                         (i) disposed of any Company IP Rights or permitted to
lapse any material Company IP Rights, or made any material change in the Company IP Rights not licensed from a third party;

                         (j) granted any increase in the compensation or
benefits of executive officers or employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan, agreement or commitment) or any increase in the compensation or benefits payable or to become payable to any executive officer or employee, (other than general increases in wages to employees who are not officers, directors or affiliates that are made in the ordinary course of business consistent with past practice), or took any action to accelerate, amend or change the period of vesting or exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

                         (k) except in the ordinary course of business, made
any single capital expenditure or commitment in excess of $10,000 for additions to property, plant, equipment or intangible capital assets or made aggregate capital expenditures and commitments in excess of $200,000;

                         (l) granted or agreed to grant any exclusive license,
or, except in the ordinary course of business, entered into or agreed to enter into any distribution, marketing, or sales agreement;

                         (m) (i) made any change in any method of accounting,
method of accounting principles or practice as required by concurrent changes in GAAP or (ii) made any Tax election or changed any Tax election already made, adopted any Tax accounting method, changed any Tax accounting method, entered into any closing agreement or settled any claim or assessment relating to Taxes or consented to any claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment;

                         (n) received any communication from Nasdaq with
respect to delisting the Shares;

                         (o) entered into any Contract relating to its assets
or business (including any acquisition or disposition of assets or any property), having a stated Contract amount or otherwise potentially involving commitments or entitlements of the Company or any of the Company Subsidiaries of more than $25,000 for any transaction and $100,000 for any series of transactions, except with respect to end user license agreements or service plans entered into in the ordinary course of business; or

                         (p) agreed, whether in writing or otherwise, to take
any action described in this section.

                  Section 3.9 No Undisclosed Liabilities. Except as disclosed in the Financial Statements or the Company SEC Documents and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise required by GAAP to be recognized or disclosed on a consolidated balance sheet of the Company or any Company Subsidiary or in the notes thereto.

                  Section 3.10 Litigation. Except as set forth in Section 3.10 of the Company Disclosure Schedule, there is no action, suit, claim, charge, inquiry, proceeding, including, without limitation, arbitration proceeding or alternative dispute resolution proceeding, or investigation pending, or, to the Knowledge of the Company, threatened by or before any Governmental Entity against, relating to, affecting or naming as a party thereto the Company, any Company Subsidiary, any of the Company's properties or any of the Company's officers or directors (in their capacities as such) or seeking to restrain, enjoin, alter or delay the consummation of the Merger or the Transactions; and, to the Knowledge of the Company, there is no valid basis for any such suit, claim, action or proceeding. There is no judgment, decree or order against the Company, any Company Subsidiary or any of the Company's officers or directors (in their capacities as such) that could prevent, enjoin, alter or delay the consummation of the Merger or the Transactions. There is no litigation that the Company or any Company Subsidiary has pending against other parties. There are no pending or, to the Knowledge of the Company, threatened or anticipated claims that would require indemnification by or on behalf of the Company or any Company Subsidiary and the Company has no Knowledge of any basis for such claims.

                  Section 3.11 Employee Benefit Plans; ERISA.

                         (a) Except as disclosed in the Company SEC Documents,
or in Section 3.11(a) of the Company Disclosure Schedule since the Balance Sheet Date through the date of this Agreement, there has not been any adoption or amendment (or an agreement to adopt or amend) in any material respect by the Company or any Company Subsidiary of any of the Benefit Plans. Except as disclosed in the Company SEC Documents, or in Section 3.11(a) of the Company Disclosure Schedule, there exist, as of the date hereof, no employment, consulting, severance, termination or indemnification agreements, arrangements or understandings between the Company, and any current or former employee, consultant, officer or director of the Company with respect to which the Company has, or could have, any liabilities or obligations. The Company does not have any commitment to establish any new Benefit Plan, to modify any Benefit Plan or employee agreement (except to the extent required by law or to conform any such Benefit Plan or employee agreement to the requirements of any applicable law), or to adopt any Benefit Plan or employee agreement.

                         (b) Section 3.11(b) of the Company Disclosure
Schedule contains a list and brief description of all Pension Plans, "employee welfare benefit plans" (as defined in Section 3(1) of ERISA) and all other Benefit Plans sponsored, maintained, contributed to or required to be contributed to, by the Company or any Commonly Controlled Entity for the benefit of any current or former employees, officers, consultants or directors of the Company or any Company Subsidiary. Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, the Company has made available to Parent true, complete and correct copies of (i) each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), (ii) the three most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required),
(iii) the most recent summary plan description for each Benefit Plan for which such summary plan description is required (together with all summaries of modifications issued with respect thereto), (iv) each trust agreement and group annuity contract relating to any Benefit Plan, (v) the most recent actuarial valuation report with respect to each Benefit Plan (if any such report was required) and (vi) all material contracts and employee communications relating to each Benefit Plan. Each Benefit Plan has been administered in accordance with its terms and the Company and all the Benefit Plans are all in material compliance with applicable provisions of ERISA, the Code and other applicable laws.

                         (c) Except as set forth in Section 3.11(c) of the
Company Disclosure Schedule, all Pension Plans have been the subject of determination letters from the Internal Revenue Service to the effect that such Pension Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, a true, complete and correct copy of each such determination letter has been provided to Parent, and no such determination letter has been revoked nor has any event occurred since the date of the most recent determination letter or application therefor for each Pension Plan that would adversely affect its qualification or materially increase its costs.

                         (d) Neither the Company, nor any Company Subsidiary,
nor any Commonly Controlled Entity has at any time maintained, contributed or been obligated to contribute to any Benefit Plan that is subject to Title IV of ERISA, including without limitation any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA).

                         (e) Except as set forth in Section 3.11(e) of the
Company Disclosure Schedule, no current or former employee, officer, consultant or director of the Company or any Company Subsidiary will be entitled to any additional compensation or benefits or any acceleration of the time of payment, vesting or exercisability or any other enhancement of any compensation or benefits under any Benefit Plan as a result of the Transactions or the Stock Option Agreement.

                         (f) Except as disclosed in Section 3.11(f) of the
Company Disclosure Schedule, the deduction of any amount payable pursuant to the terms of the Benefit Plans will not be subject to disallowance under
Section 280G or 162(m) of the Code.

                         (g) Except as disclosed in Section 3.11(g) of the
Company Disclosure Schedule, no amount that could be received (whether in cash or property or the vesting of property) by any employee, consultant, officer or director of the Company or any Company Subsidiary would be an Excess Parachute Payment. No such person is entitled to receive any Parachute Gross-Up Payment and the Company Board of Directors has not granted to any officer, director, consultant or employee of the Company any right to receive any Parachute Gross-Up Payment.

                         (h) No Benefit Plan provides benefits, including
without limitation death or medical benefits (whether or not insured), with respect to current or former employees, officers, consultants or directors of the Company, any Company Subsidiary or any Commonly Controlled Entity after retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death, termination of service, or retirement benefits under any Pension Plan, (iii) deferred compensation benefits accrued as liabilities on the books of the Company, such Company Subsidiary or any Commonly Controlled Entity, (iv) benefits, the full cost of which is borne by the current or former employee, officer, consultant or director (or his beneficiary), (v) life insurance benefits for which the employee, officer, consultant or director dies while in service with the Company or (vi) any stock options that may be exercised after termination of employment or the consulting engagement.

                         (i) There are no pending or, to the Company's
Knowledge, threatened or anticipated claims by or on behalf of any Benefit Plan, by any employee or beneficiary under any Benefit Plan or otherwise involving any Benefit Plan (other than routine and immaterial claims for benefits).

                         (j) Except as set forth in Section 3.11(j) of the
Company Disclosure Schedule, neither the Company nor any Company Subsidiary, any Commonly Controlled Entity, any of the Benefit Plans, any trust created thereunder nor any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which the Company or any Company Subsidiary could be subject to either a civil penalty assessed pursuant to section 409 or 502(i) or ERISA or a tax imposed pursuant to section 4975, 4976, or 4980B of the Code.

                         (k) With respect to each Benefit Plan that is subject
to the laws or applicable customs or rules of relevant jurisdictions other than the United States, each such Benefit Plan has been administered at all times and in all material respects in accordance with its terms.

                  Section 3.12 Taxes.

                         (a) Except as set forth in Section 3.12 of the
Company Disclosure Schedule or with respect to amounts which are not material to the Company:

                         (i) the Company and all Company Subsidiaries (x) have duly filed (or there have been filed on their behalf) with the appropriate Tax Authorities all Tax Returns (as hereinafter defined) required to be filed by them, and such Tax Returns are true, correct and complete in all material respects and (y) have duly paid in full (or there has been paid on their behalf), all Taxes that are due and payable;

                         (ii) there are no liens for Taxes upon any property or assets of the Company or any Company Subsidiary thereof, except for liens for Taxes not yet due;

                         (iii) no Federal, state, local or foreign Audits are pending with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary and to the best Knowledge of the Company and the Company Subsidiaries no such Audit is threatened;

                         (iv) the Federal income Tax Returns of the Company and the Company Subsidiaries have been examined by the applicable Tax Authorities (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all periods through and including 1998, and as of the date hereof no adjustments have been asserted as a result of such examinations which have not been (x) resolved and fully paid, or (y) reserved on the Financial Statements in accordance with GAAP;

                         (v) neither the Company nor any Company Subsidiary is a party to any agreement providing for the allocation, indemnification, or sharing of Taxes;

                         (vi) neither the Company nor any Company Subsidiary has been a member of any "affiliated group" (as defined in section 1504(a) of the Code) other than the affiliated group of which Company is the "parent" and is not subject to Treas. Reg. 1.1502-6 (or any similar provision under foreign, state, or local law) for any period other than in connection with the affiliated group of which the Company is the "parent;"

                         (vii) The charges, accruals and reserves for Taxes with respect to the Company and the Company Subsidiaries reflected on the books of the Company and the Company Subsidiaries (excluding any provision for deferred income taxes reflecting either differences between the treatment of items for accounting and income tax purposes or carryforwards) are adequate under GAAP to cover Tax liabilities accruing through the date hereof and as of the Closing Date;

                         (viii) No member of the "affiliated group" (as defined in Section 1504(a) of the Code) of which the Company is the common parent has recognized any gain in connection with any intercompany transaction that has been and is as of the date hereof deferred for Federal, state, local or foreign income tax purposes;

                         (ix) Neither the Company nor any Company Subsidiary is or has been a United States real property holding corporation (as defined in section 897(c)(2) of the Code) during the applicable period specified in section 897(c)(1)(A)(ii) of the Code;

                         (x) The Company has delivered or made available to Parent and the Purchaser complete and accurate copies of each of (i) all Audit reports, letter rulings, technical advice memoranda and similar documents issued by a Tax Authority relating to Taxes due from or with respect to the Company or any Company Subsidiary and (ii) all closing agreements entered into by the Company or any Company Subsidiary with any Tax Authority, in each case existing on the date hereof;

                         (xi) Neither the Company nor any Company Subsidiary has received notice of any claim made by an authority in a jurisdiction where it does not file Tax Returns that it is or may be subject to taxation by that jurisdiction;

                         (xii) Neither the Company nor any Company Subsidiary has (i) made any change in Tax elections, (ii) received a ruling from any Tax Authority or signed an agreement with respect thereto or (iii) signed any closing agreement with respect to any Tax year; and

                         (xiii) Neither the Company nor any Company Subsidiary has waived any statutory period of limitations for the assessment of any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case, which is currently outstanding, nor is any request to so waive or extend currently outstanding.

                         Section 3.13 Contracts.

                         (a) Except for the Contracts described in Section
3.13(a) of the Company Disclosure Schedule (collectively, the "Material Contracts"), there are no outstanding Contracts to which the Company or any Company Subsidiary of the Company is a party or to which the Company or any such Company Subsidiary is bound which:

                         (i) relate to the purchasing of assets, products, materials, supplies or equipment, or furnishing of services, other than
     (x) end user license agreements entered into in the ordinary course of business for the Company Software or (y) any Contracts for amounts less than $50,000 or $100,000 in the aggregate;

                         (ii) expire or may be renewed at the option of any Person other than the Company so as to expire more than one year after the date of such agreement, other than (x) end user license agreements entered into in the ordinary course of business for the Company Software or (y) any Contracts for amounts less than $50,000 or $100,000 in the aggregate;

                         (iii) involve employment, severance, termination of employment, consulting, or retirement provision other than at-will employment or employment or consulting agreements terminable without cost to the Company except with respect to a payment under the Company's standard severance benefit plan;

                         (iv) limit or purport to limit in any respect the right of the Company or any Company Subsidiary to engage in any line of business, to develop, market, distribute products or services, or to compete with any person, or granting any exclusive distribution rights;

                         (v) relate to the borrowing of money, making of any loans or advance or the guarantee of any such obligation of any Person, other than a wholly-owned Subsidiary of the Company;

                         (vi) relate to sales, distribution, advertising or marketing, other than dealer agreements entered into in the ordinary course of business pursuant to terms that are substantially similar to the terms of the Company's standard dealer agreement, the form of which is attached to this Agreement as Exhibit D;

                         (vii) limit or purport to limit the ability of the Company or any Company Subsidiary to own, operate, sell, transfer, pledge, or otherwise dispose of any assets;

                         (viii) provide for indemnification of any Person by the Company or any of the Company Subsidiaries, other than pursuant to standard indemnification provisions in end user license agreements entered into in the ordinary course of business; or

                         (ix) otherwise materially affect the businesses of the Company or any such Company Subsidiary.

Complete and accurate copies of the Material Contracts have been provided or made available to Parent or its representatives.

                         (b) Each of the Material Contracts is a legal, valid
and binding agreement of the Company or the applicable Company Subsidiaries, enforceable by and against it in accordance with its terms, and is in full force and effect. None of the Company, any Company Subsidiary, or, to the Knowledge of the Company, the other parties thereto is in breach, default or violation (and no event has occurred that with notice or the lapse of time, or both, would constitute a breach, default or violation) of any of the material terms, conditions or provisions of a Material Contract.

                         (c) The documents and information supplied by the
Company to Parent or any of its Representatives with respect to relationships and volumes of business done with the significant suppliers and customers of the Company or any of the Company Subsidiaries are accurate in all material respects. During the last twelve (12) months, neither the Company nor any Company Subsidiary has received any written notices of termination or written threats of termination, or any other indication of any intention to terminate, from any of the ten largest suppliers or the 25 largest customers of the Company and the Company Subsidiaries taken as a whole. To the Knowledge of the Company, as of the date of this Agreement, no event has occurred or failed to occur which would entitle any such entity or customer to terminate such a business relationship.

                  Section 3.14 Real and Personal Property.

                         (a) Section 3.14(a) of the Company Disclosure
Schedule sets forth a complete list of Real Property. The Real Property, together with all easements and other rights and interests appurtenant thereto, constitutes all of the real property owned, leased or occupied by the Company and any of the Company Subsidiaries in connection with the businesses of the Company and the Company Subsidiaries.

                         (b) A complete and accurate copy of each Lease for
each location of the Leased Real Property has been delivered or made available to Parent or its representatives (the "Leased Real Property") and all such Leases are itemized on Section 3.14(b) of the Company Disclosure Schedule. To the Knowledge of the Company, the Company or any applicable Company Subsidiary possesses and quietly enjoys all of the Leased Real Property.

                         (c) With respect to each parcel of Owned Real
Property, the Company or a Company Subsidiary has good and marketable fee simple title free and clear of all Encumbrances and possessory interests of any other Person, except Permitted Encumbrances or as itemized on Section 3.14(c) of the Company Disclosure Schedule. With respect to the Leased Real Property, the Company or a Company Subsidiary has an adequate leasehold, license or similar interest in each of the Leased Real Properties free and clear of all Encumbrances, except Permitted Encumbrances or as itemized on
Section 3.14 (c) of the Company Disclosure Schedule. Except as disclosed in
Section 3.14(b) of the Company Disclosure Schedule, the Company is not a party to any lease, assignment or similar arrangement under which the Company is a lessor, assignor or otherwise makes available for use by any third party any portion of the Real Property.

                         (d) All facilities and improvements on the Owned Real
Property are, to the Knowledge of the Company, free from material defects.

                         (e) Except as disclosed in the Company SEC Documents,
the Company and the Company Subsidiaries own, or hold under valid leases, free and clear of all Encumbrances, except Permitted Encumbrances, all personal property, plants, machinery and equipment necessary for the conduct of the business of the Company and the Company Subsidiaries.

                  Section 3.15 Potential Conflict of Interest.

                         (a) Except as set forth in the Company SEC Documents
filed prior to the date hereof, there have been no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and their respective affiliates, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (except for amounts due as normal salaries and bonuses and in reimbursements of ordinary expenses).

                         (b) Except as set forth in the Company SEC Documents
filed prior to the date hereof, no executive officer of the Company or any Company Subsidiary owns, directly or indirectly, any interest in (excepting not more than one percent (1%) stock holdings for investment purposes in securities of publicly-held and traded companies) or is an officer, director, employee or consultant of any person which is a competitor, lessor, lessee, customer or supplier of the Company; and no officer or director of the Company or any of Company Subsidiary (i) owns, directly or indirectly, in whole or in part, any Company IP Rights or any other Intellectual Property Rights that are necessary for the business of the Company or any Company Subsidiary, (ii) has asserted any claim, charge, action or cause of action against the Company or any Company Subsidiary, except for immaterial claims for accrued vacation pay, accrued benefits under any Benefit Plans and similar matters and agreements existing on the date hereof, and the Company has no Knowledge of any basis for such claims, charges, actions or causes of action, (iii) has made, on behalf of the Company or any Company Subsidiary, any payment or commitment to pay any commission, fee or other amount to, or to purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any other Person of which any officer or director of the Company or any Company Subsidiary, or, to the Company's Knowledge, a relative of any of the foregoing, is a partner or Shareholder (except stock holdings solely for investment purposes in securities of publicly held and traded companies) or (iv) owes any money to the Company or any Company Subsidiary (except for reimbursement of advances in the ordinary course of business consistent with past practice).

                         (c) The Company has not, in violation of the
Sarbanes-Oxley Act, directly or indirectly, including through a Company Subsidiary, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer of the Company.

                  Section 3.16 Intellectual Property.

                         (a) Section 3.16(a) of the Company Disclosure
Schedule sets forth a complete and accurate list of Company Software. Except as set forth in Section 3.16(a) of the Company Disclosure Schedule, the Company has delivered, licensed, or made available source code for the Company Software to a third party pursuant to terms that are substantially similar to the terms of the Company's standard Source Code Escrow Agreement and License addendum, the form of which is attached to this Agreement as Exhibit E. Except as set forth in Section 3.16(a) of the Company Disclosure Schedule, to the Knowledge of the Company, the Company Software is free of any severity-one types of defects that cause data corruption or system crashes. No Company Software has been the subject of any recall, litigation, or other similar action; and no event has occurred, and no condition or circumstance exists, that could reasonably be expected to (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any such recall, litigation, or other similar action.

                         (b) Section 3.16(b) of the Company Disclosure
Schedule sets forth a true and complete list of the Registered Company IP. The Company is listed in the records of the appropriate United States, state or foreign agency as the sole owner of record for each Registered Company IP listed in Section 3.16(b) of the Company Disclosure Schedule. The Registered Company IP is subsisting, in full force and effect, has not been cancelled, expired or been abandoned, has not been used, maintained, enforced or failed to be used, maintained or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any Registered Company IP.

                         (c) The Company owns all right, title and interest in
and to the Registered Company IP and owns all other Intellectual Property Rights in the Company Technology and Company Trademarks, free and clear of all liens and encumbrances. The Company has no Knowledge of any facts that may prejudice the validity or enforceability of the Company IP Rights.

                         (d) There is no reasonable basis to allege that the
conduct of the Company's business as currently conducted or planned to be conducted infringes or violates any Intellectual Property Rights of any third party (either directly or indirectly). Section 3.16(d) of the Company Disclosure Schedule lists all U.S. and foreign patents of a third party for which: (i) the Company has obtained written opinion of counsel or (ii) the Company has received written notice of infringement or license offer.

                         (e) There are no pending or, to the Knowledge of the
Company, threatened claims or suits: (i) alleging that the use of the Company Technology or the Company Trademarks, or the conduct of its business infringes upon or violates Intellectual Property Rights of any third party or (ii) challenging the ownership, use, validity, or enforceability of any Company IP Rights, except in the case of paragraph (ii) for oppositions and other adversarial proceedings held in connection with the examination of patents and trademarks which would not have a Company Material Adverse Effect.

                         (f) The Company has the sole and exclusive right to
bring a claim or suit for past, present, and future infringement or violation of the Company IP Rights. The Company has not brought or threatened to bring any such claim or suit that remains unresolved.

                         (g) Section 3.16(g) of the Company Disclosure
Schedule sets forth a true and complete list of all Outbound License Agreements other than end user license agreements entered into in the ordinary course of business for the Company Software. Each Outbound License Agreement is valid and binding on the Company and, to the Knowledge of the Company, all other parties thereto and enforceable in accordance with its terms. The Company and the Company Subsidiaries are in compliance with, and have not breached, violated or defaulted (and no event has occurred that with notice or the lapse of time, or both, would constitute a breach, default or violation
of) any term of such License Agreements. To the Knowledge of the Company, all other parties to such License Agreements are in compliance with, and have not breached, violated or defaulted (and no event has occurred that with notice or the lapse of time, or both, would constitute a breach, default or violation
of) any term of such License Agreements. None of the Outbound License Agreements grants any third party exclusive rights or rights to sublicense to or under any Company IP Rights. Other than pursuant to end user license agreements entered into in the ordinary course of business for the Company Software, the Company has not undertaken any indemnification obligations relating to infringement or violation of any third party Intellectual Property Rights.

                         (h) Section 3.16(h) of the Company Disclosure
Schedule sets forth a true and complete list of all Inbound License Agreements. Each Inbound License Agreement is valid and binding on all parties thereto and enforceable in accordance with its terms. The Company and Company Subsidiaries are in compliance with, and have not breached, violated or defaulted (and no event has occurred that with notice or the lapse of time, or both, would constitute a breach, default or violation of) any material term of any such License Agreements. To the Knowledge of the Company, all other parties to such License Agreements are in compliance with, and have not breached any material term of, such License Agreements.

                         (i) All of the Company Technology that was developed
by or for the Company was developed by (1) employees of the Company within the scope of their employment, (2) third parties as "works-made-for-hire," as that term is defined under Section 101 of Title 17 of United States Code (17 U.S.C. ss. 101), pursuant to written agreements or (3) independent contractors who have assigned their rights in such Company Technology to the Company pursuant to written agreements and, to the Knowledge of the Company, was developed without infringing or violating any third party Intellectual Property Rights.

                         (j) Except as set forth in Section 3.16(j) of the
Company Disclosure Schedule, all (i) current employees and officers of the Company and (ii) all former employees and officers (that were employed by the Company at any time during the last five years from the date of this Agreement) have executed a proprietary rights and confidentiality agreement or similar such agreement. Except as set forth in Section 3.16(j) of the Company Disclosure Schedule, the Company is not aware that any of the former employees of the Company (other than those referred to in Section 3.16(j)(ii)) has not executed a proprietary rights and confidentiality agreement or similar agreement or any of the current or former employees of the Company is in violation of their respective proprietary rights and confidentiality agreements.

                         (k) Except as set forth in Schedule 3.16(k) of the
Company Disclosure Schedule, all employees of the Company and other parties having access to any Trade Secrets related to the business of the Company as currently conducted or contemplated to be conducted have executed written nondisclosure agreements with the Company that protect the Company's proprietary interests in and to such Trade Secrets. No Trade Secret related to the business of the Company as currently conducted or contemplated to be conducted has been disclosed or authorized to be disclosed to any third party other than pursuant to a non-disclosure agreement or under an obligation of confidentiality, and no party to any such nondisclosure agreement is in breach thereof.

                         (l) The consummation of the Merger will not result in
the loss or impairment of the Company IP Rights or any Intellectual Property Rights licensed to the Company.

                         (m) No current or former shareholder, director,
officer or employee of the Company (or any of their respective predecessors in interest) has or will have, after giving effect to the Merger, any legal or equitable right, title, or interest in or to, directly or indirectly, in whole or in part, any of the Company IP Rights.

                  Section 3.17 Labor Matters.

                         (a) The Company and each Company Subsidiary has good
labor relations and there are no actions, suits, claims, labor disputes, grievances or controversies pending, or to the Knowledge of the Company, threatened involving the Company or any Company Subsidiary and any of their respective employees. There are no complaints, charges, lawsuits, arbitrations or other proceedings pending, or to the Company's Knowledge, threatened by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries alleging any claim for damages including breach of any express or implied contract of employment, wrongful termination, infliction of emotional distress or violation of any federal, state or local statutes or regulations concerning terms and conditions of employment, including, but not limited to, wages and hours, employee safety, termination of employment or workplace discrimination and harassment. To the Company's Knowledge, since the date six years prior to the date of this Agreement, no employee of the Company has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such employee is bound due to such employee being employed by the Company and disclosing to the Company or using Trade Secrets of any other person. Since January 1, 2000, there has been no labor union organizing or attempting to organize any employees of the Company or any Company Subsidiary into one or more collective bargaining units. Neither the Company nor any Company Subsidiary is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreements or other agreement with any labor organization applicable to the employees of the Company or any Company Subsidiary and no such agreement is currently being negotiated.

                         (b) Except as provided in Section 3.17(b) of the
Company Disclosure Schedule, each of the Company and the Company Subsidiaries
(i) are in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and are not engaged in any unfair labor practice, (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to employees, (iii) is not liable in any material respect for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing and (iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice).

                         (c) Neither the Company nor any of the Company
Subsidiaries nor any of their respective employees, agents or representatives has engaged in an unfair labor practice as defined in the National Labor Relations Act and there is no unfair labor practice complaint or charge against the Company or any Company Subsidiary pending, or, to the Company's Knowledge, threatened before the National Labor Relations Board or any other federal, state, local or foreign agency.

                         (d) Since January 1, 2000, there has been no and
there is no labor dispute, strike, work slowdown, work stoppage or lock out or other collective labor action by or with respect to any employees of the Company or any Company Subsidiary pending, or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary.

                         (e) There are no claims, charges or actions pending,
or, to the Company's Knowledge, threatened against the Company before the Equal Employment Opportunity Commission or any similar state, federal or local agency or under any worker's compensation policy or long-term disability policy.

                         (f) To the Knowledge of the Company, no employee of
the Company or any Company Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable law. Neither the Company nor any Company Subsidiary nor any officer, employee, contractor, subcontractor or agent of the Company or any such Company Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Section 1514A(a).

                         (g) Except as set forth in Section 3.17(g) of the
Company Disclosure Schedule, since January 1, 2000 neither the Company nor any of the Company Subsidiaries has effectuated (i) a "plant closing" as defined in the WARN Act, affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of the Company Subsidiaries or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of the Company Subsidiaries; nor has the Company or any of the Company Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. Except as set forth in Section 3.17(g) of the Company Disclosure Schedule, to the Knowledge of the Company, neither the Company's nor any of the Company Subsidiaries' employees has suffered an "employment loss" (as defined in the WARN Act) in the ninety (90) days prior to the date of this Agreement. Except as set forth in Section 3.17(g) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have at all times properly classified each of their respective employees as employees and each of its independent contractors as independent contractors, as applicable. There is no action pending or, to the Company's Knowledge, threatened against the Company or any of the Company Subsidiaries by any Person challenging or questioning the classification by the Company of any Person as an independent contractor, including without limitation, any claim for unpaid benefits, for or on behalf of, any such Persons.

                         (h) Section 3.17(h) of the Company Disclosure
Schedule contains a list of the name of each officer, employee and independent contractor of the Company and any Company Subsidiary, together with such person's (i) position or function, annual base salary or wages and (ii) incentives or bonus arrangement with respect to such person. As of the date hereof, the Company has not received any information that would lead it to reasonably believe that any such person will or may cease to be engaged by the Company or applicable Company Subsidiary for any reason, including because of the consummation of the Transactions.

                  Section 3.18 Compliance with Laws and No Violation.

                         (a) Except as set forth in Section 3.18 of the
Company Disclosure Schedule, the Company and the Company Subsidiaries have complied in all material respects with all laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions of all United States federal, state, local, foreign governments and agencies thereof which affect the business, properties or assets of the Company and the Company Subsidiaries. No investigation or review by any Governmental Entity is pending or, to the Company's Knowledge, has been threatened against the Company or any of the Company Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of the Company Subsidiaries which has or could reasonably be expected to have the effect of prohibiting or impairing any material business practice of the Company or any of the Company Subsidiaries, any acquisition of property by the Company or any of the Company Subsidiaries or the conduct of material business by the Company as currently conducted. All licenses, permits and approvals required under such laws, rules and regulations are in full force and effect and the Company and the Company Subsidiaries are in compliance in all material respects with such licenses, permits and approvals.

                         (b) Neither the Company nor any Company Subsidiary is
in (i) breach, default or violation (and no event has occurred that with notice or the lapse of time, or both, would constitute a breach, default or violation) of any term, condition or provision of its articles of incorporation or bylaws or similar organizational documents or (ii) breach, default or violation (and no event has occurred that with notice or the lapse of time, or both, would constitute a breach, default or violation) of any federal, state, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, order, judgment, injunction, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity applicable to the Company or any Company Subsidiary or any of its material properties or assets.

                  Section 3.19 Product Warranties.

                  Section 3.19 of the Company Disclosure Schedule sets forth complete and accurate copies of the forms of written warranties and guaranties by the Company or any Company Subsidiary utilized with respect to the Company Software since January 1, 2000. There have not been any material deviations from such warranties and guaranties that would obligate the Company or any Company Subsidiary to provide products or services in any form or manner not consistent with the relevant specifications for the Company Software, and none of the Company, any Company Subsidiary or any of their respective salespeople, employees, distributors and agents is authorized to undertake obligations to any customer or to other third parties in excess of such warranties or guaranties.

                  Section 3.20 Environmental Matters.

                         (a) The Company and the Company Subsidiaries are in
compliance in all material respects with Environmental Laws, including, but not limited to, compliance with any permits or other governmental authorizations or the terms and conditions thereof.

                         (b) Neither the Company nor any Company Subsidiary
has received any communication or notice, whether from a Governmental Entity or otherwise, alleging any violation of or noncompliance with any Environmental Laws by the Company or any Company Subsidiary or for which any of them is responsible, and there is no pending or, to the Company's Knowledge, threatened Environmental Claim, and, to the Company's Knowledge, there are no circumstances that may be expected to prevent or interfere with such compliance in the future.

                         (c) To the Company's Knowledge, there are no past or
present facts or circumstances that are reasonably likely to form the basis of any Environmental Claim against the Company or any Company Subsidiary or against any person or entity whose liability for any Environmental Claim the Company or such Company Subsidiary have retained or assumed either contractually or by operation of law.

                         (d) The Company has provided to Parent all
assessments, reports, data, results of investigations or audits, or other information that is in the possession of, or reasonably available to the Company relating to environmental matters at, or the environmental condition of, the Real Property.

                         (e) The Company is not required under state, or to
the Knowledge of the Company, local Environmental Laws by virtue of the transactions set forth herein and contemplated hereby, or as a condition to the effectiveness of any transactions contemplated hereby, (i) to perform a site assessment for Materials of Environmental Concern, (ii) to remove or remediate Materials of Environmental Concern, (iii) to give notice to or receive approval from any governmental authority or (iv) to record or deliver to any person or entity any disclosure document or statement pertaining to environmental matters.

                  Section 3.21 Information in the Proxy Statement. The Proxy Statement, at the date mailed to the Company's shareholders and at the time of any meeting of Company shareholders to be held in connection with the Merger or as of the Effective Time, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied in writing by Parent or the Purchaser expressly for inclusion in the Proxy Statement. The Proxy Statement will comply with the provisions of the Exchange Act and the rules and regulations thereunder.

                  Section 3.22 Opinion of Financial Advisor. The Company has received the written opinion of U.S. Bancorp Piper Jaffray Inc., ("Piper Jaffray") to the effect that, as of the date of such opinion, the Merger Consideration is fair to the Company's shareholders from a financial point of view, and a true and complete copy of such opinion has been delivered to Parent and the Purchaser. The Company has been authorized by Piper Jaffray to permit the inclusion of such opinion in its entirety in the Proxy Statement, provided that Piper Jaffray shall have the right to review and approve in advance of filing the form and content of such opinion and any reference thereto contained in the Proxy Statement (such approval not to be unreasonably withheld).

                  Section 3.23 Insurance. Each of the Company and each Company Subsidiary has policies of insurance and bonds of the type and in amounts customarily carried by Persons conducting businesses or owning assets similar to those of the Company and the Company Subsidiaries. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and the Company and the Company Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. The Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any such policies. Section 3.23 of the Company Disclosure Schedule contains an accurate and complete list of all policies of fire, liability, workers' compensation, and other forms of insurance maintained by the Company and each Company Subsidiary.

                  Section 3.24 Minutes. The minute books of the Company and the Company Subsidiaries made available to Parent contain a complete and accurate summary in all material respects of all meetings of directors and shareholders or actions by written consent since January 1, 2000, and reflect all transactions referred to in such minutes accurately in material respects.

                  Section 3.25 Brokers. No broker, investment banker, financial advisor or other person, other than Piper Jaffray, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Merger and other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. True and correct copies of all agreements between the Company and Piper Jaffray, including, without limitation, any fee arrangements have been provided to Parent.

                  Section 3.26 Certain Business Practices. None of the Company, any Company Subsidiary or, to the Knowledge of the Company, any directors or officers, agents or employees of the Company or any Company Subsidiary, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended or
(iii) made any payment in the nature of criminal bribery.

                  Section 3.27 Takeover Statutes. The Company Board of Directors has taken all appropriate action so that the entry into this Agreement, the Stock Option Agreement and the consummation of the Transactions shall be exempted from the provisions of Sections 60.801 to 60.816 and Sections 60.825 to 60.845 of the OBCA. No other "fair price," "moratorium," "control share acquisition" or similar anti-takeover statute or regulation, including, without limitation, Sections 60.801 to 60.816 and 60.825 to 60.845 of the OBCA (each, a "Takeover Statute"), or any applicable anti-takeover provision in the articles of incorporation and bylaws of the Company is, or at the Effective Time will be, applicable to the Company, the Merger or the Transactions.

                  Section 3.28 Full Disclosure. No representation or warranty by the Company in this Agreement and no statement by the Company in any document referred to herein (including, without limitation, the Financial Statements and the schedules and exhibits hereto), contains any untrue statements of a material fact or omits to state any material fact necessary, in order to make the statement made herein or therein, in light of the circumstances under which they were made, not misleading.

                                  ARTICLE IV

                        REPRESENTATIONS AND WARRANTIES
                          OF PARENT AND THE PURCHASER

   Parent and the Purchaser represent and warrant to the Company as follows:

                  Section 4.1 Organization. Each of Parent and the Purchaser is a corporation duly organized, validly existing under the laws of the jurisdiction of its respective incorporation or organization and, to the extent applicable, in good standing under the laws of the jurisdiction in which it is organized, has, to the extent applicable, all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as is now being conducted, except where the failure to be so organized and existing or to have such power, authority, and governmental approvals would not, individually or in the aggregate, have a material adverse effect on Parent and the Purchaser. The Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and the Purchaser has engaged in no business other than in connection with the transactions contemplated hereby.

                  Section 4.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and the Purchaser has requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and the Purchaser of this Agreement and the consummation of the Transactions have been duly authorized by the boards of directors of each of Parent and the Purchaser, and Parent has caused the sole stockholder of the Purchaser to have approved this Agreement, and no other corporate authority or approval on the part of Parent or the Purchaser is necessary to authorize the execution and delivery by Parent and the Purchaser of this Agreement and the consummation of the Transactions, subject only to the filing of the Articles of Merger pursuant to the OBCA and the Certificate of Merger pursuant to the DGCL. This Agreement has been duly and validly executed and delivered by Parent and the Purchaser and, assuming due and valid authorization, execution and delivery hereof by the Company, is the valid and binding obligation of each of Parent and the Purchaser enforceable against each of them in accordance with its terms.

                  Section 4.3 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Parent or the Purchaser, the consummation by Parent or the Purchaser of the Merger or the other Transactions, or compliance by Parent or the Purchaser with any of the provisions hereof will:

                         (a) conflict with or result in any breach of any
provision of the organizational documents of Parent or the certificate of incorporation or bylaws of the Purchaser;

                         (b) subject to compliance with the Necessary
Consents, conflict with or violate any federal, state, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, order, judgment, injunction, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity applicable to Parent or the Purchaser, or any of their properties or assets;

                         (c) require any filing by Parent or the Purchaser
with, or permit, authorization, consent or approval of, any Governmental Entity (except for the Necessary Consent); or

                         (d) require any consent, approval or notice under,
violate or result in the violation of, conflict with or result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in a right of termination or acceleration, result in the loss of a material benefit under or result in the creation of any Encumbrance upon any of its properties or assets, under any of the terms, conditions or provisions of any of its contractual obligations, except in the case of clauses (b), (c) or (d) where any failure to obtain such consents, approvals or notices, or where such violations, conflicts, breaches or defaults would not individually or in the aggregate have a material adverse effect on Parent and the Purchaser's ability to consummate the Merger contemplated hereby.

                  Section 4.4 Brokers. No broker, investment banker, financial advisor or other Person, other than Deutsche Bank Securities, Inc., the fees and expenses of which will be paid by Parent, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or the Purchaser.

                  Section 4.5 Funds. The Purchaser has, and will have available to it at the Effective Time sufficient funds to deliver the Merger Consideration to all of the holders of the Shares.

                  Section 4.6 Information in the Proxy Statement. None of the information supplied by Parent or the Purchaser in writing expressly for inclusion or incorporated by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will, at the time of delivery, at the time of the meeting of Company shareholders to be held in connection with the Merger and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                                  ARTICLE V

                    CONDUCT OF BUSINESS PENDING THE MERGER

                  Section 5.1 Interim Operations of the Company. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except to the extent that Parent and the Purchaser shall otherwise consent in writing, the Company shall, and shall cause each Company Subsidiary to carry on its business, in all material respects, in the usual, regular and ordinary course consistent with past practice, in substantially the same manner as currently conducted and in compliance in all material respects with all applicable laws and regulations, to pay its debts and Taxes when due, pay or perform other material obligations when due, and to use its commercially reasonable efforts to (i) preserve intact its present business organization,
(ii) keep available the services of its present officers, employees and contractors and (iii) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings with the intention that its goodwill and ongoing business shall be unimpaired at such date.

                  In addition, without limiting the generality of the foregoing, except as permitted by the terms of this Agreement or the Stock Option Agreement, without the prior written consent of Parent and the Purchaser, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do, and shall not permit any Company Subsidiary to do, any of the following:

                         (a) amend its articles or certificate of
incorporation or bylaws or similar organizational documents;

                         (b) (i) issue, sell, transfer, pledge, dispose of or
encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or any Company Subsidiaries, other than Shares reserved for issuance on the date hereof pursuant to the exercise of the Options outstanding on the date hereof or as permitted under this Agreement, (ii) split, combine or reclassify the outstanding Shares or any outstanding capital stock of the Company, (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock except its normal quarterly cash dividend of $0.04 per share or (iv) redeem, purchase or otherwise acquire any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares except in connection with the exercise of repurchase rights or rights of first refusal in favor of the Company with respect to Shares issued upon exercise of Options granted under the Option Plans;

                         (c) (i) incur or assume any long-term or short-term
indebtedness; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; or (iii) make any loans, advances or capital contributions to, or investments in, any other Person;

                         (d) make any change in the compensation or benefits
payable or to become payable to any of its officers, directors, employees, agents or consultants or to Persons providing management services, enter into or amend any employment, severance, consulting, termination or other agreement or employee benefit plan or make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise;

                         (e) (i) pay or make any accrual or arrangement for
payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of the Company of any amount relating to unused vacation days, except payments and accruals made in the ordinary course of business consistent with past practice; (ii) adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any Company director, officer, employee, agent or consultant, whether past or present, except pay benefits under a Benefit Plan in the ordinary course of business consistent with past practice, (iii) amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing; or (iv) offer, grant or issue any stock options or take any action to accelerate, amend or change the period of vesting or exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

                         (f) permit any insurance policy naming it as a
beneficiary or a loss payee to be cancelled or terminated;

                         (g) sell, transfer, lease, mortgage, pledge, license,
encumber or otherwise dispose of any of its properties or assets, other than in the ordinary course of business consistent with past practice;

                         (h) (i) modify, amend or terminate any of the
Material Contracts; (ii) waive, release or assign any rights to claims under any of the Material Contracts; or (iii) enter into any commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets or real estate), other than in the ordinary course of business consistent with past practice;

                         (i) transfer or license to any person or entity or
otherwise extend, amend or modify in any material respect any of Company IP Rights, other than nonexclusive licenses in the ordinary course of business consistent with past practice;

                         (j) fail to make in a timely manner any filings with
the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

                         (k) take any action that would result in a failure to
maintain trading of the Shares on Nasdaq;

                         (l) (i) make any change in any method of accounting,
method of accounting principles or practice by the Company or any of the Company Subsidiaries, except for such change required by reason of a concurrent change in GAAP or compliance with the applicable requirements of the rules and regulations promulgated by the SEC, (ii) make any Tax election or change any Tax election already made, adopt any Tax accounting method, change any Tax accounting method, enter into any closing agreement or settle any claim or assessment relating to Taxes or consent to any claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment or (iii) revalue any of its assets, except as required by GAAP, applicable accounting requirements or the published rules and regulations of the SEC with respect thereto in effect during the periods involved;

                         (m) pay, discharge or satisfy any claims, liabilities
or obligations (whether absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations (i) in the ordinary course of business consistent with past practice or (ii) reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company;

                         (n) (i) adopt a plan of complete or partial
liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger) or (ii) acquire or agree to acquire by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Company or enter into any, strategic partnerships or alliances;

                         (o) take any action that would or is reasonably
likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied, or would make any representation or warranty of the Company contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that would impair the ability of the Company to consummate the Merger in accordance with the terms hereof or materially delay such consummation;

                         (p) subject Parent or the Surviving Corporation or
any of their respective Subsidiaries to any non-compete or other restriction on any of their respective businesses following the Closing;

                         (q) enter into any agreement or commitment the effect
of which would be to grant to a third party following the Merger any actual or potential right of license of any material Intellectual Property Rights except for end user license agreements entered into in the ordinary course of business; and

                         (r) neither the Company nor any Company Subsidiary
will enter into any written or oral agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

                  Section 5.2 Acquisition Proposals.

                         (a) No Solicitation. The Company agrees that it shall
immediately cease and cause to be terminated all existing discussions, negotiations and communications with any Persons with respect to any Acquisition Proposal. Except as provided in Section 5.2(c), the Company shall not, and shall not authorize or permit its Representatives to, directly or indirectly (i) initiate, solicit or encourage (including, without limitation, by way of furnishing information), or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) enter into or participate in negotiations or discussions with, or provide any information or data to, any Person (other than Parent, the Purchaser or any of their respective affiliates or representatives) relating to any Acquisition Proposal, (iii) make or authorize any statement, recommendation or solicitation in support of, or approve, any Acquisition Proposal, (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby or (v) grant any waiver or release under any standstill or similar agreement with respect to any equity securities of the Company or any of the Company Subsidiaries. Any violation of the foregoing restrictions by any of the Company's Representatives shall be deemed to be a breach of this Agreement by the Company, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company.

                         (b) Notification of Unsolicited Acquisition
Proposals. The Company shall promptly (within 24 hours) notify Parent and the Purchaser orally and in writing if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company or any of its Representatives, in each case in connection with any Acquisition Proposal or the possibility or consideration of making an Acquisition Proposal indicating, in connection with such notice, the name of the Person making such Acquisition Proposal and the material terms and conditions of any proposals or offers. The Company agrees that it shall keep Parent and the Purchaser informed, on a current basis, of the status and terms of any Acquisition Proposal. The Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board of Directors) of any meeting of the Company Board of Directors at which its Board of Directors is reasonably expected to discuss or consider any Acquisition Proposal.

                         (c) Superior Proposals. Notwithstanding the
foregoing, the Company may furnish information concerning its business, properties or assets to any Person pursuant to an executed confidentiality agreement with terms (i) no less favorable to the Company than those contained in the Confidentiality Agreement, (ii) which shall not include any provision calling for any exclusive right to negotiate with such party and which (iii) shall not have the effect of prohibiting the Company from satisfying its obligations hereunder, and may negotiate and participate in discussions and negotiations with such Person concerning an Acquisition Proposal if, but only if, (x) such entity or group has on an unsolicited basis, and in the absence of any violation of this Section 5.2 by the Company or any of its Representatives, submitted a bona fide written Acquisition Proposal to the Company and (y) in the good faith opinion of the Company Board of Directors, only after consultation with independent outside legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations would cause the Company Board of Directors to violate its fiduciary duties to the Company's shareholders under applicable law. The Company shall promptly provide to Parent any material non-public information regarding the Company provided to any other party which was not previously provided to Parent, such additional information to be provided no later than the date of provision of such information to such other party.

                         (d) Change of Recommendation. In response to the
receipt of a Superior Proposal, the Company Board of Directors may withhold, withdraw, amend or modify its recommendation in favor of the Merger, and, in the case of a Superior Proposal that is a tender or exchange offer made directly to its shareholders, may recommend that its shareholders accept the tender or exchange offer (any of the foregoing actions, whether by the Company Board of Directors or a committee thereof, a "Change of Recommendation"), if all of the following conditions in clauses (i) through (iv) are met:

                         (i) A Superior Proposal with respect to the Company has been made and has not been withdrawn;

                         (ii) The Company Shareholders' Meeting has not occurred;

                         (iii) The Company shall have (A) delivered to Parent written notice (a "Change of Recommendation Notice") at least four business days prior to publicly effecting such Change of Recommendation, which notice shall state expressly (1) that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal and the identity of the person or group making the Superior Proposal, and
     (3) that it intends to effect a Change of Recommendation and the manner in which it intends (or may intend) to do so, (B) provided to Parent a copy of all written materials delivered to the person or group making the Superior Proposal in connection with such Superior Proposal, and (C) made available to Parent all materials and information made available to the person or group making the Superior Proposal in connection with such Superior Proposal, together with a complete list identifying all such materials and information furnished to such person or group; and

                         (iv) The Company Board of Directors has concluded in good faith, after receipt of advice of its outside independent legal counsel, that, in light of such Superior Proposal, the failure of the Company Board of Directors to effect a Change of Recommendation would result in a violation of its fiduciary obligations to its shareholders under applicable law.

After delivering the Change of Recommendation Notice, the Company shall provide Parent a reasonable opportunity to make such adjustments in the terms and conditions of this Agreement, and negotiate in good faith with respect thereto, as would enable the Company to proceed with its recommendation to shareholders without making a Change of Recommendation.

                         (e) Compliance with Tender Offer Rules.
Notwithstanding the foregoing, nothing contained in this Section 5.2 or any other provision hereof shall prohibit the Company or the Company Board of Directors from taking and disclosing to the Company's shareholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act; provided, however, that the Company Board of Directors shall not in any case make a Change of Recommendation except in accordance with Section 5.2(c).

                         (f) Continuing Obligation to Call, Hold and Convene
Shareholders' Meeting. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement shall be terminated in accordance with its terms, the Company shall be obligated to call, give notice of, convene and hold the Company Shareholders' Meeting, regardless of the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or of any Change of Recommendation.

                                  ARTICLE VI

                             ADDITIONAL AGREEMENTS

                  Section 6.1 Proxy Statement. As promptly as practicable after the execution of this Agreement, the Company will prepare and file with the SEC the preliminary Proxy Statement relating to the approval of this Agreement and the Merger by the shareholders of the Company. Parent and the Company will provide each other with any information which may be required in order to effectuate the preparation and filing of the preliminary Proxy Statement. The Company shall cooperate and provide Parent (and its counsel) with a reasonable opportunity to review and comment on the preliminary Proxy Statement, any amendment or supplement to the Proxy Statement prior to filing such with the SEC, and will provide Parent with a copy of all such filings made with the SEC. The Company will notify Parent upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the preliminary Proxy Statement. The Company shall cooperate and provide Parent and the Purchaser (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement prior to filing such statement with the SEC, and will provide Parent and the Purchaser with a copy of all such filings made with the SEC. As promptly as practicable after comments are received from the SEC thereon and after the furnishing by the Company and Parent of all information required to be contained therein, the Company shall file with the SEC a revised Proxy Statement and will use all reasonable bests efforts to have it cleared by the SEC as soon thereafter as practicable. The Company will cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time after it is cleared by the SEC.

                  Section 6.2 Meeting of Shareholders of the Company.

                         (a) Promptly after the Proxy Statement is cleared by
the SEC, the Company will convene the Company Shareholders' Meeting to be held as promptly as practicable after the Proxy Statement is cleared by the SEC. The Company will use all reasonable efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the Merger, and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of Nasdaq and the OBCA to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Shareholders' Meeting if as of the time for which the Company Shareholders' Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders' Meeting. The Company shall ensure that the Company Shareholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with the Company Shareholders' Meeting are solicited in compliance with the OBCA, its articles of incorporation and bylaws, Nasdaq rules and all other applicable law.

                         (b) Except to the extent expressly permitted by
Section 5.2(c): (i) the Proxy Statement shall include a statement to the effect that the Company Board of Directors has unanimously recommended that the Company's shareholders vote in favor of approval of this Agreement and the Merger at the Company Shareholders' Meeting, (ii) the Company Board of Directors shall unanimously recommend that the Company's shareholders vote in favor of the approval of this Agreement and the Merger at the Company Shareholders' Meeting and (iii) neither the Company Board of Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Company Board of Directors that the Company's shareholders vote in favor of the approval of this Agreement and the Merger.

                         (c) Once the Company Shareholders' Meeting has been
called and noticed, the Company shall not postpone or adjourn the Company Shareholders' Meeting (other than for the absence of a quorum) without the consent of Parent. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this
Section 6.2(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or interest in an Acquisition Proposal or any Change of Recommendation. Notwithstanding any Change of Recommendation, this Agreement and the Merger shall be submitted to the shareholders of the Company at the Company's Shareholders' Meeting for the purpose of approving the Agreement and the Merger and nothing contained herein shall be deemed to relieve the Company of such obligation.

                  Section 6.3 Notification of Certain Matters. The Company shall give prompt notice to Parent, and the Purchaser and Parent and the Purchaser shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would be likely to cause either (i) any representation or warranty contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Effective Time or (ii) any condition set forth in Article VII to be unsatisfied at any time from the date hereof to the Effective Date (except to the extent it refers to a specific date) and (b) any failure of the Company, the Purchaser or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.3 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the representations or warranties of the parties or the conditions to the obligations of the parties hereto.

                  Section 6.4 Access; Confidentiality. From the date hereof until the Effective Time, upon reasonable notice, the Company shall (and shall cause each of the Company Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of Parent and the Purchaser reasonable access, at reasonable times, to (i) all of the properties, books, analyses, projections, plans, systems, contracts, commitments, records, notices, personnel offices and other facilities of the Company and the Company Subsidiaries to obtain all information concerning their business, including the status of product development efforts, properties, results of operations and their personnel and (ii) the appropriate individuals (including management, personnel, attorneys, accountants and other professionals) for discussion of the business, properties, prospects and personnel of the Company and the Company Subsidiaries as Parent may reasonably request. During such period, the Company shall (and shall cause each of the Company Subsidiaries to), subject to any limitations imposed by law with respect to records of employees, furnish promptly to Parent and the Purchaser (x) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (y) all other information concerning its business, properties and personnel as Parent or the Purchaser may reasonably request. No information or knowledge obtained by Parent or Purchaser in any investigation pursuant to this Section 6.4 shall affect or be deemed to modify any representation or warranty of the Company contained herein or the conditions to the obligation of the Company to consummate the Merger. The parties will hold any information which is non-public in confidence in accordance with the terms of the Confidentiality Agreement and, in the event this Agreement is terminated for any reason, the parties shall promptly return or destroy such information in accordance with the Confidentiality Agreement.

                  Notwithstanding the foregoing, the parties (and each employee, representative, or other agent of the parties) may disclose to any and all Persons, without limitation of any kind, the tax treatment and any facts that may be relevant to the tax structure of the Transactions, provided, however, that neither party (nor any employee, representative or other agent thereof) may disclose any information that is not relevant to understanding the tax treatment and tax structure of the Transactions (including the identity of any party and any information that could lead another to determine the identity of any party), or any information to the extent that such disclosure could result in a violation of any federal or state securities law.

                  Section 6.5 Publicity. The initial press release with respect to the execution of this Agreement shall be a joint press release acceptable to Parent and the Company. Thereafter, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement without prior written consent of each of the other parties to this Agreement, except as such party determines may be required by law or by any listing agreement with or listing rules of a national securities exchange or trading market or by the listing rules of The London Stock Exchange or Nasdaq, in which case, the party proposing to issue such press release or make such public announcement shall use all reasonable efforts to consult in good faith with the other party before issuing such press release or making such public announcements.

                  Section 6.6 Directors' and Officers' Insurance and Indemnification.

                         (a) For a period of six years after the Effective
Time, Parent shall, or shall cause the Surviving Corporation (or any successor to the Surviving Corporation) to, indemnify, defend and hold harmless the officers and directors of the Company immediately prior to the Effective Time against all losses, claims, damages, liabilities, costs, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of Parent or the Surviving Corporation, which consent shall not unreasonably be withheld)) arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permissible under applicable provisions of the OBCA, the terms of the Company's articles of incorporation or bylaws, and under any agreements as in effect at the date hereof (true and correct copies of which have been previously provided to Parent).

                         (b) Parent or the Surviving Corporation will use its
commercially reasonable efforts to maintain the Company's existing D&O Insurance for a period of not less than six years after the Effective Time; provided, however, that Parent may substitute or cause to be substituted therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such directors or officers; provided, further, that if the existing D&O Insurance expires or is terminated or cancelled during such period, then Parent or the Surviving Corporation shall use all reasonable efforts to obtain substantially similar D&O Insurance; provided further, however, that in no event shall Parent be required to pay premiums for insurance under this Section 6.6(b) in excess of 150% of the annual premium currently paid by the Company for such coverage which true and correct amounts are set forth in Section 6.6(b) of the Company Disclosure Schedule; and provided, further, that if Parent or the Surviving Corporation is unable to obtain the amount of insurance required by this Section 6.6(b) for such premium, Parent or the Surviving Corporation shall obtain as much insurance as can be obtained for an annual premium not in excess of 150% of such current premium.

                  Section 6.7 Reasonable Efforts.

                         (a) Subject to the terms and conditions as herein
provided, the Company, Parent and the Purchaser shall each comply in all material respects with all applicable laws and with all applicable rules and regulations of any Governmental Entity to achieve the satisfaction of the conditions set forth in Article VII, and to consummate and make effective the Merger and the Transactions. Prior to the Closing, upon the terms and subject to the conditions of this Agreement, the Purchaser and the Company agree to use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary and appropriate, under applicable laws to consummate and make effective the Merger and the Transactions as promptly as practicable including, but not limited to (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the Transactions and the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any third party or Governmental Entity and (ii) the satisfaction of applicable conditions to Closing. In addition, no party hereto shall take any action after the date hereof that would reasonably be expected to delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity necessary to be obtained prior to Closing.

                         (b) Prior to the Closing, each party shall promptly
consult with the other parties hereto with respect to, provide any necessary information with respect to, and provide the other (or its counsel) copies of, all filings made by such party with any Governmental Entity or any other information supplied by such party to a Governmental Entity in connection with this Agreement. Each party hereto shall promptly inform the other of any communication from any Governmental Entity regarding the Merger and the Transactions unless otherwise prohibited by law. If any party hereto or affiliate thereof receives a request for additional information or documentary material from any such Government Entity with respect to the Merger or the Transactions, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. To the extent that transfers, amendments or modifications of permits (including environmental permits) are required as a result of the execution of this Agreement or consummation of the Merger and the Transactions, the Company shall use its commercially reasonable efforts to effect such transfers.

                         (c) Notwithstanding the foregoing, nothing in this
Agreement shall: (i) require the Purchaser to defend against any litigation brought by any Governmental Entity seeking to prevent the consummation of the Merger or the Transactions or (ii) require any party to waive or exercise any right hereunder which is waivable or exercisable in the sole discretion of such party.

                         (d) Notwithstanding the foregoing, or any other
covenant herein contained, in connection with the receipt of any necessary approvals under the HSR Act, neither Parent nor the Company shall be required to divest or hold separate or otherwise take or commit to take any action that limits Parent's or Company's freedom of action with respect to, or their ability to retain, the Company or any material portions thereof or any of the businesses, product lines, properties or assets of the Company (an "Action of Divestiture").

                         (e) In case at any time after the Effective Time any
further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of the Company, Parent and the Purchaser shall use all commercially reasonable efforts to take, or cause to be taken, all such necessary actions.

                  Section 6.8 State Takeover Laws. If any Takeover Statute, or any applicable anti-takeover provision in the articles of incorporation or bylaws of the Company becomes or is deemed to become applicable to the Company or the acquisition of Shares pursuant to the Merger, or the Transactions, including pursuant to any Voting Agreement or the Stock Option Agreement, then the Company Board of Directors shall use its reasonable best efforts to cause such statute to be inapplicable to the foregoing.

                  Section 6.9 Subsequent Financial Statements. To the extent reasonably practicable, the Company shall consult with Parent prior to making publicly available its financial results for any period after the date of this Agreement and prior to filing any SEC Documents after the date of this Agreement, it being understood that Parent shall have no liability by reason of such consultation.

                  Section 6.10 Target Achievement Plan. The Company's Target Achievement Plan for 2003, as in effect on the date hereof, will continue pursuant to its terms without amendment or modification through December 31, 2003, except for any amendment or modification required by applicable law.

                                 ARTICLE VII

                                  CONDITIONS

                  Section 7.1 Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, the Purchaser and the Company, as the case may be, to the extent permitted by applicable law:

                         (a) Company Shareholder Approval. This Agreement and
the Merger shall have been duly approved by the requisite vote under applicable law by the shareholders of the Company.

                         (b) No Order. No Governmental Entity of competent
jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger (which illegality or prohibition would have a material impact on Parent and its Subsidiaries, on a combined basis with the Company and the Company Subsidiaries, if the Merger were consummated notwithstanding such statute, rule, regulation, executive order, decree, injunction or other order).

                         (c) HSR Approval. All waiting periods (and any
extension thereof) under the HSR Act relating to the Merger and the transactions contemplated hereby will have expired or terminated early. All material foreign antitrust approvals required to be obtained prior to the Merger in connection with the Merger and the transactions contemplated hereby shall have been obtained.

                         (d) No Governmental Restriction. There shall not be
any pending or threatened suit, action or proceeding asserted by any Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the transactions contemplated hereby, or
(ii) seeking to require Parent or the Company or any Subsidiary or affiliate to effect an Action of Divestiture.

                  Section 7.2 Additional Conditions to the Obligations of Parent and Purchaser. The obligations of Parent and the Purchaser to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent or the Purchaser:

                         (a) Representations and Warranties. The
representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the execution of this Agreement shall be disregarded. Parent and the Purchaser shall have received a certificate with respect to the foregoing signed on behalf of the Company by the Chief Executive Officer of the Company.

                         (b) Agreements and Covenants. The Company shall have
performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent and the Purchaser shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer of the Company.

                         (c) Material Adverse Effect. No Company Material
Adverse Effect shall have occurred since the date hereof and be continuing.

                         (d) No Litigation. No litigation shall have commenced
and be continuing or been threatened in writing which seeks to prevent, enjoin, alter or delay consummation of the Merger or the other transactions contemplated under this Agreement, or which seeks material damages in connection with the Merger or the other transactions contemplated hereby.

                         (e) Material Consents. All consents, permits and
approvals of Governmental Entities and other private third parties listed in
Section 7.2(e) of the Company Disclosure Schedule shall have been obtained with no material adverse conditions attached and no material expense imposed on the Company.

                  Section 7.3 Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

                         (a) Representations and Warranties. The
representations and warranties of Parent and the Purchaser contained in this Agreement shall be true and correct in all material respects on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule, if any, made or purported to have been made after the execution of this Agreement shall be disregarded. The Company shall have received a certificate with respect to the foregoing, with respect to the representations and warranties of Parent, signed by an authorized officer of Parent and a certificate with respect to the foregoing, with respect to the representations and warranties of the Purchaser, signed by an authorized officer of the Purchaser.

                         (b) Agreements and Covenants. Parent and the
Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by an authorized officer of Parent and a certificate with respect to the foregoing signed on behalf of the Purchaser, with respect to the covenants of the Purchaser, by an authorized officer of the Purchaser.

                                 ARTICLE VIII

                                  TERMINATION

                  Section 8.1 Termination. This Agreement may be terminated any time before the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after the requisite approval of the shareholders of the Company:

                         (a) by mutual written consent of Parent and the
Company;

                         (b) by either Parent or the Company if a court of
competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other non-appealable final action, in each case permanently restraining, enjoining or otherwise prohibiting the Merger or the Transactions;

                         (c) by either Parent or the Company if the Merger has
not been consummated by December 31, 2003; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by such date;

                         (d) by either Parent or the Company if the required
approval of the shareholders of the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Company shareholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to the Company where the failure to obtain the approval of the Company's shareholders shall have been caused by the action or failure to act of the Company, and such action or failure to act constitutes a material breach by the Company of this Agreement;

                         (e) by Parent (at any time prior to the approval of
this Agreement and the Merger by the required vote of the shareholders of the Company) if a Triggering Event with respect to the Company shall have occurred;

                         (f) by Parent, upon a breach of any representation,
warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, which breach is not cured or, by its nature can not be cured, within 30 days following written notice from the Company;

                         (g) by the Company, upon a breach of any
representation, warranty, covenant or agreement on the part of Parent or the Purchaser set forth in this Agreement, or if any representation or warranty of Parent or the Purchaser shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, which breach is not cured or, by its nature cannot be cured, within 30 days following written notice from Parent or the Purchaser; or

                         (h) by the Company, if, prior to the approval of this
Agreement and the Merger by the required vote of the shareholders of the Company, the Company Board of Directors has provided written notice to Parent that the Company intends to enter into a binding written agreement for a Superior Proposal (with such termination becoming effective only upon the Company entering into such binding written agreement); provided, however, that
(i) the Company shall have complied with Section 5.2 in all material respects;
(ii) the Company shall have delivered to Parent a Change of Recommendation Notice with respect to such Superior Offer and such Change of Recommendation Notice complies with the requirements of Section 5.2; (iii) Parent does not make, within four (4) business days after receipt of the Company's written notice pursuant to this Section 8.1(h), an offer that the Company Board of Directors shall have reasonably concluded in good faith (following consultation with its financial advisor and independent outside counsel) is at least as favorable to the shareholders of the Company as such Superior Proposal; (iv) the Company Board of Directors shall have received an opinion from Piper Jaffray or an additional investment banking firm of national reputation to the effect that the consideration to be provided to the shareholders of the Company by such Superior Proposal is superior from a financial point of view to that provided by the Merger Consideration; and (v) the Company pays the Termination Fee in accordance with Section 8.2(b) concurrently with entering into such binding written agreement.

                         Section 8.2 Effect of Termination.

                         (a) Notice. In the event of the termination of this
Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, the Purchaser or the Company, except (i) as set forth in Section 6.4 or this
Section 8.2 and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement.

                         (b) Termination Fee.

                         (i) If this Agreement is terminated by Parent pursuant to Sections 8.1(e) or (f) (but only if the breach referred to in Section 8.1(f) is a willful breach), or by the Company pursuant to
     Section 8.1(h), the Company shall promptly, but in no event later than
     (x) two business days after the date of such termination in the case of a termination by Parent and (y) in accordance with the last sentence of
     Section 8.1(h) in the case of a termination by Company under such Section, pay Parent a fee equal to $3,500,000 ("Termination Fee"), plus an amount equal to the Purchaser's reasonable actual and documented out-of-pocket expenses incurred by Parent and the Purchaser in connection with the Transactions (the "Expenses") in accordance with Section 8.2(c). In no event will the Company be required to reimburse Parent Expenses in excess of $250,000.

                         (ii) If this Agreement is terminated by Parent or the Company, as applicable, pursuant to Sections 8.1(c) (excepting a termination for failure to have received requisite approval pursuant to
     Section 7.1(c) hereof) or 8.1(d), the Company shall pay the Termination Fee plus Expenses if, following the date hereof and prior to the termination of this Agreement, there has been public disclosure of an Acquisition Proposal with respect to the Company and within 12 months following the termination of this Agreement the Company enters into an agreement providing for an acquisition of the Company. Such payment shall be made concurrently with entering into such agreement, and in accordance with Section 8.2(c).

                         (c) Payments. All amounts payable under Section
8.2(b) shall be paid in immediately available funds by wire transfer to such account as Parent may designate in writing to the Company free and clear of any withholding Taxes provided that Parent shall provide a Form W-8 BEN or similar form on a protective basis certifying that if the payment of the Termination Fee or Expenses were deemed to be United States source income, such payments would be exempt from withholding tax under the United Kingdom-U.S. Income Tax Treaty.

                                  ARTICLE IX

                                 MISCELLANEOUS

                  Section 9.1 Amendment and Modification. Subject to applicable law and as otherwise provided in the Agreement, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective Boards of Directors or equivalent governing bodies, but, after the approval of this Agreement by the Company's shareholders, no amendment shall be made which by law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

                  Section 9.2 Non-survival of Representations and Warranties. The representations and warranties of the Company, Parent and the Purchaser contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

                  Section 9.3 Expenses. Except as expressly set forth in
Section 8.2(b), all fees, costs and expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such fees, costs and expenses.

                  Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by a nationally recognized overnight courier service, such as Federal Express (providing proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  (a) if to Parent or the Purchaser, to:

                            c/o The Sage Group plc
                            Sage House
                            Benton Park Road
                            Newcastle upon Tyne
                            England NE7 7LZ
                            Attention:  Michael Robinson
                            Telephone No.:  +44 (0) 191 255 3000
                            Facsimile No.:    +44 (0) 191 255 0306

                            with a copy to:

                            Skadden, Arps, Slate, Meagher & Flom LLP
                            525 University Avenue, Suite 1100
                            Palo Alto, California 94301
                            Attention:  Marc R. Packer, Esq.
                            Telephone:  (650) 470-4500
                            Facsimile:  (650) 470-4570

                            and

                  (b) if to the Company, to:

                            Timberline Software Corporation
                            15195 NW Greenbrier Parkway
                            Beaverton, OR 97006
                            Attention:  Curtis L. Peltz
                            Telephone No.:  (503) 690-6775
                            Facsimile No.:  (503) 690-7498

                            with a copy to:

                            Foster Pepper Tooze LLP
                            101 SW Main St., 15th Floor
                            Portland, Oregon  87204
                            Attention: Kenneth E. Roberts, Esq.
                            Telephone No.:  (503) 221-0607
                            Facsimile No.:  (503) 221-1510

                  Section 9.5 Definitions and Interpretation. Definition and certain other interpretative provisions are contained in Annex A to this Agreement.

                  Section 9.6 Counterparts. This Agreement may be executed manually or by facsimile by the parties hereto, or xerographically or electronically by their respective attorneys, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

                  Section 9.7 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule and Annex A:

                         (a) constitute the entire agreement among the parties
with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and thereof (provided that the provisions of this Agreement shall supersede any conflicting provisions of the Confidentiality Agreement); and

                         (b) except as provided in Section 6.6, is not
intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

                  Section 9.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger and the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner.

                  Section 9.9 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

                  Section 9.10 Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof, provided, however, that the laws of the respective jurisdictions of incorporation of each of the parties shall govern the relative rights, obligations, powers, duties and other internal affairs of such party and its Board of Directors. Exclusive venue for any proceeding arising out of or in connection with this Agreement shall be either the U.S. District Court for the District of Oregon or the United States District Court for the District of Delaware or the courts of the State of Delaware and both parties hereby submit to the jurisdictions of such courts.

                  Section 9.11 Assignment. This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that the Purchaser may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to (i) Parent, (ii) to Parent and one or more direct or indirect wholly-owned Subsidiaries of Parent, or (iii) to one or more direct or indirect wholly-owned Subsidiaries of Parent. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                  Section 9.12 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

                  Section 9.13 No Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

                  Section 9.14 Waiver of Jury Trial. EACH OF PARENT, THE COMPANY AND THE PURCHASER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, THE COMPANY OR THE PURCHASER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

                           [SIGNATURE PAGE FOLLOWS]


                  IN WITNESS WHEREOF, Parent, the Purchaser and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.


                                            THE SAGE GROUP PLC



                                            By _______________________
                                               Name:
                                               Title:


                                            BEST ACQUISITION CORP.



                                            By __________________________
                                               Name:
                                               Title:

                                            TIMBERLINE SOFTWARE CORPORATION



                                            By ______________________________
                                               Name:
                                               Title:












                Signature page to Agreement and Plan of Merger

                                                                         ANNEX A
                                                                        --------


                  Section 1.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

                  "1987 Plan" means the Company's 1987 Non-Qualified Stock Option Plan, as amended.

                  "1989 Plan" means the Company's 1989 Non-Qualified Stock Option Plan.

                  "1993 Plan" means the Company's 1993 Stock Incentive Plan.

                  "1998 Plan" means the Company's 1998 Stock Incentive Plan, as amended.

                  "2000 Plan" means the Company's 2000 Stock Incentive Plan.

                  "Acquisition Proposal" means any tender or exchange offer involving the Company, any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner an interest in excess of 15% of the outstanding equity securities or a substantial portion of the business or assets of, the Company (other than immaterial or insubstantial assets or inventory in the ordinary course of business), any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company other than pursuant to the transactions to be effected pursuant to this Agreement.

                  "Action of Divestiture" has the meaning set forth in Section 6.7(d).

                  "Agreement" has the meaning set forth in the recitals.

                  "Articles of Merger" means articles of merger to be executed and filed with the Secretary of State of the State of Oregon as provided in the OBCA.

                  "Audit" means any audit, assessment, or other examination relating to Taxes by any Tax Authority or any judicial or administrative proceedings relating to Taxes.

                  "Balance Sheet Date" has the meaning set forth in Section
3.8.

                  "Benefit Plans" means any employment or consulting agreement, collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, stock appreciation right or other stock-based incentive, retirement, vacation, severance, change in control or termination pay, disability, death benefit, hospitalization, medical or other insurance or any other plan, program, agreement, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer, consultant or director of the Company.

                  "Certificate of Merger" means a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware as provided in the DGCL.

                  "Certificates" means a certificate or certificates, which immediately prior to the Effective Time represented outstanding Shares.

                  "Change of Recommendation" has the meaning set forth in
Section 5.2(d).

                  "Closing" means the closing of the Merger.

                  "Closing Date" has the meaning set forth in Section 1.4.

                  "Code" means the Internal Revenue Code of 1986, as amended.

                  "Commonly Controlled Entity" means any Company Subsidiary or any person or entity that, together with the Company or any Company Subsidiary, is treated as a single employer under Section 414(b), (c), (m) or
(o) of the Code or 4001(b) of ERISA.

                  "Company" has the meaning set forth in the Recitals.

                  "Company Board of Directors" has the meaning set forth in the Recitals.

                  "Company Disclosure Schedule" has the meaning given to it in
Article III.

                  "Company IP Rights" means all Intellectual Property Rights in the Registered Company IP and all other Intellectual Property Rights in the Company Technology and Company Trademarks other than third party Intellectual Property Rights.

                  "Company Material Adverse Effect" means any change, event, circumstance, occurrence or effect, as the case may be (an "Effect"), that is materially adverse to the business, operations, properties (including intangible properties), condition (financial or otherwise), results of operations, assets (including intangible assets) or liabilities of the Company or the Company Subsidiaries, taken as a whole; provided, however, that none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: (A) any Effect resulting from general business, economic, industry or financial market conditions, including any such conditions arising out of material acts of terrorism or war or any armed hostilities, and not specifically relating to, or disproportionately affecting, the Company or its assets or employees; (B) any Effect resulting from the announcement or pendency of the Merger or this Agreement or shareholder litigation brought or threatened against the Company or any member of the Company Board of Directors in respect of this Agreement or the Merger;
(C) any Effect resulting from compliance with the terms and conditions of this Agreement or any action to which Parent shall have consented in writing and
(D) any failure to meet published estimates, predictions, projections or forecasts of revenues, net income or any other measure of financial performance, provided that any underlying Effect that gave rise to such failure shall be taken into account in determining whether there has been or would be a Company Material Adverse Effect.

                  "Company SEC Documents" has the meaning set forth in Section 3.7(a).

                  "Company Shareholders' Meeting" means a meeting of the Company's shareholders called, held and convened in accordance with the OBCA, the Company's articles of incorporation and bylaws and the applicable rules and regulations of Nasdaq, to consider approval of the Merger Agreement and the Merger.

                  "Company Software" means all Computer Software that the Company currently sells, leases, or licenses, or is planning to sell, lease, or license to a third party, other than third party Computer Software that the Company resells as a standalone product.

                  "Company Subsidiary" means each Person which is a Subsidiary of the Company.

                  "Company Technology" means Company Software and all Technology acquired by, or developed by or for the Company, and used or held for use in connection with the business of the Company or any Company Subsidiary, as currently conducted or as planned to be conducted.

                  "Company Trademarks" means all Trademarks used or intended to be used by the Company in the operations of its business as currently conducted or as planned to be conducted.

                  "Computer Software" means all computer programs (including all source code and object code), databases, compilations, data collection (whether in human-readable or machine-readable form), and all documentation related to any of the foregoing.

                  "Confidentiality Agreement" means the confidentiality agreement, dated June 7, 2002, as amended, entered into between a wholly-owned Subsidiary of Parent and the Company.

                  "Contract" means any note, bond, mortgage, indenture, guarantee, Lease, license, agreement, contract, understanding or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which any of them or any of their respective properties or assets may be bound.

                  "Copyrights" means (i) copyrights in original works of authorship fixed in a tangible medium or expression as set forth in 17 U.S.C. ss. 101 et. Seq., whether registered or unregistered, and (ii) any corresponding foreign copyrights under the laws of any jurisdiction, in each case, whether registered or unregistered.

                  "DGCL" has the meaning set forth in the Recitals.

                  "D&O Insurance" means officers' and directors' liability insurance.

                  "Effective Time" has the meaning set forth in Section 1.3.

                  "Encumbrances" means any liens, charges, security interests, options, claims, mortgages, pledges, or other encumbrances and restrictions of any nature whatsoever.

                  "Environmental Claim" means any claim, action, investigation or notice by any person or entity alleging potential liability for investigatory, cleanup or governmental response costs, or natural resources or property damages, or personal injuries, attorneys' fees or penalties relating to (i) the presence, or release into the environment, of any Materials of Environmental Concern at any location owned or operated by the Company or any Company Subsidiary, now or in the past, or (ii) any violation, or alleged violation, of any Environmental Law.

                  "Environmental Laws" include all federal, state, local and foreign laws and regulations relating to pollution or protection or preservation of human health or the environment, including, without limitation, laws and regulations relating to Materials of Environmental Concern, or otherwise relating to the generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials of Environmental Concern, or the preservation of the environment or mitigation of adverse effects thereon.

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

                  "Excess Parachute Payment" means any amount that could be received (whether in cash or property or the vesting of property) by any employee, consultant, officer or director of the Company or any Company Subsidiary under any employment, consulting, severance or termination agreement, other compensation arrangement or other Benefit Plan currently in effect (as such term is defined in Section 280G(b)(1) of the Code).

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  "Executive Officer" means each of the executive officers of the Company listed in the Company's proxy statement filed with the SEC on March 21, 2003.

                  "Expenses" has the meaning set forth in Section 8.2(b).

                  "Financial Statements" means the consolidated financial statements (including any notes related thereto) of the Company included in the Company SEC Documents, including each Company SEC Document filed after the date hereof until the Closing.

                  "Funds" means any funds delivered to the Paying Agent (including any interest received with respect thereto).

                  "GAAP" means United States generally accepted accounting principles.

                  "Governmental Entity" means any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, foreign or domestic.

                  "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                  "Inbound License Agreements" means all agreements (whether written or oral, including consent to use agreements and covenants not to sue but excluding licenses for software applications that are generally available on nondiscriminatory pricing terms and have an acquisition cost of $1,000 or less) to which the Company is a party or otherwise bound, under which the Company is granted any Intellectual Property Rights, and used or held for use in connection with the business of the Company or any Company Subsidiary, as currently conducted or as planned to be conducted.

                  "Intellectual Property Rights" means rights under Patents, Copyrights, Trade Secrets, Trademarks, and any other intellectual property rights recognized worldwide.

                  "Knowledge" with respect to the Company, means the knowledge of the Company's (i) Executive Officers, (ii) directors and (iii) and the individuals listed in Annex A of the Company Disclosure Schedule.

                  "Lease" means any lease, sublease, license or similar agreement to which the Company or any of the Company Subsidiaries is a party, including all amendments, modifications and supplements relating thereto.

                  "Leased Real Property" has the meaning set forth in Section 3.14(b).

                  "Material Contracts" has the meaning set forth in Section
3.13.

                  "Materials of Environmental Concern" is defined as emissions, discharges, releases or threatened releases of toxic or hazardous substances or hazardous waste, petroleum and petroleum products, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon, or lead or lead-based paints or materials.

                  "Merger" has the meaning set forth in Section 1.1.

                  "Merger Agreement" has the meaning set forth in the Recitals.

                  "Merger Consideration" has the meaning set forth in Section 2.1(c).

                  "Nasdaq" means the Nasdaq Stock Market, Inc.

                  "Necessary Consents" has the meaning set forth in Section 3.6(c).

                  "OBCA" means the Oregon Business Corporation Act of the State of Oregon.

                  "Option" means each outstanding employee or director stock option, stock equivalent right or right to acquire Shares granted under the Option Plans.

                  "Option Plans" means collectively the 1987 Plan, the 1989 Plan, the 1993 Plan, the 1998 Plan and the 2000 Plan.

                  "Outbound License Agreement" means all agreements (whether written or oral, including consent to use agreements and covenants not to sue) to which the Company is a party or otherwise bound, under which the Company has granted or is otherwise bound to grant any Intellectual Property Rights.

                  "Owned Real Property" means each parcel of real property owned in fee simple by the Company or any Company Subsidiary.

                  "Parachute Gross-Up Payment" means any additional payment from the Company or any Company Subsidiary, the Surviving Corporation or any other person in the event that the excise tax of Section 4999(a) of the Code is imposed on such person.

                  "Parent" has the meaning set forth in the Recitals.

                  "Patents" means patents and patent applications (including, without limitation, all provisionals, divisionals, continuations, continuations-in-part, reissues, renewals, extensions, and reexaminations), utility models, design registrations, certificates of invention and other governmental grants for the protection of inventions or industrial design anywhere in the world.

                  "Paying Agent" means a bank or trust company in the United States to act as agent for the holders of Shares in connection with the Merger and to receive the funds to which holders of Shares shall become entitled pursuant to Section 2.1(c).

                  "Pension Plans" means all "employee pension benefit plans" (as defined in Section 3(2) of ERISA).

                  "Permitted Encumbrances" includes (i) liens for current taxes not yet due and (ii) Encumbrances incurred in the ordinary course of business consistent with past practice which Encumbrances would not, individually or in the aggregate, be material.

                  "Person" means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

                  "Piper Jaffray" has the meaning set forth in Section 3.22.

                  "Proxy Statement" means the proxy statement to be filed with the SEC (such proxy statement, as amended or supplemented from time to time).

                  "Purchaser" has the meaning set forth in the recitals.

                  "Purchaser Common Stock" means common stock, par value $.01 per share, of the Purchaser.

                  "Real Property" means collectively, Owned Real Property, and Leased Real Property.

                  "Registered Company IP" means all: (i) Patents, (ii) registered Copyrights and Copyright applications, (iii) registered Trademarks and Trademark applications, and (iv) any other intellectual property registered under the laws of any jurisdiction and applications for registration thereof, in which the Company has an ownership interest.

                  "Representatives" means the Company's officers, directors, employees, investment bankers, attorneys, accountants or other agents.

                  "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002.

                  "SEC" means the Securities and Exchange Commission.

                  "Securities Act" means the Securities Act of 1933, as amended.

                  "Shares" has the meaning set forth in the Recitals.

                  "Subsidiary" means with respect to any party, any corporation, partnership or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (ii) such party or any other Subsidiary of such party is a general partner (excluding any such partnership where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

                  "Superior Proposal" means any Acquisition Proposal that is not conditioned upon the ability to obtain financing (A) which is for all or substantially all of the assets of the Company or a majority of the total outstanding voting securities of the Company and as a result of which the shareholders of the Company immediately preceding such transaction would hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or Subsidiary thereof, and (B) in relation to which such entity or group has, on an unsolicited basis and in the absence of any violation of Section 5.2 by the Company or its Representatives, submitted a bona fide written proposal to the Company relating to such transaction and which the Company Board of Directors determines in good faith, after consultation with its independent outside legal counsel and a nationally recognized investment banking firm, is (i) superior to the Company's shareholders from a financial point of view and, taking into account relevant legal, financial and regulatory aspects of the proposal, the identity of the third party making such proposal and the conditions for completion of such proposal, a more favorable transaction than the Merger and (ii) reasonably capable of being consummated without significant delay.

                  "Surviving Corporation" means the corporation surviving the Merger.

                  "Tax" or "Taxes" means all Federal, state, local, and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto, imposed by any Tax Authority.

                  "Tax Authority" means the Internal Revenue Service and any other domestic or foreign governmental authority responsible for the administration of any Taxes.

                  "Tax Returns" mean all Federal, state, local, and foreign tax returns, declarations, statements, reports, schedules, forms, and information returns and any amendments thereto.

                  "Technology" means inventions, whether patented or not, processes, formulae, algorithms, data, models, plans, methodologies, theories, ideas, techniques, discoveries, disclosures, databases and documentation thereof, trade secrets, drawings, records, works of authorship or other creative works, Computer Software and any other tangible or intangible form of technology, information or know-how. The term "Technology" does not include Trademarks.

                  "Termination Fee" has the meaning set forth in Section 8.2(b) of the Merger Agreement.

                  "Trade Secrets" means all information, including a formula, pattern, compilation, program, device, method, technique, or process, that:
(i) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, another Person who can obtain economic value from its disclosure or use, and
(ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

                  "Trademarks" means any U.S. and foreign trademarks, service marks, trade names, designs, logos, slogans and general intangibles of like nature that are used or intended to be used by a Person to identify and distinguish the products or services of that Person from the products or services of others and to indicate the source of such goods or services.

                  "Transactions" has the meaning set forth in Section 3.3.

                  A "Triggering Event" with respect to the Company, shall be deemed to have occurred if: (i) its Board of Directors or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of, the approval of the Agreement or the Merger, (ii) it shall have failed to include in the Proxy Statement the recommendation of its Board of Directors in favor of the approval of the Agreement and the approval of the Merger, (iii) its Board of Directors fails to reaffirm (publicly, if so requested) its recommendation in favor of approval of the Agreement and the Merger within 10 business days after the other party hereto requests in writing that such recommendation be reaffirmed following the public announcement of any Acquisition Proposal, (iv) its Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal, (v) a tender or exchange offer relating to its securities shall have been commenced by a person unaffiliated with Parent and the Company shall not have sent or given to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 business days after such tender or exchange offer is first published, a statement disclosing that the Company Board of Directors recommends rejection of such tender or exchange offer, (vi) the Company shall have violated or breached any of its obligations under Section 5.2, (vii) any Person or group other than Parent or the Purchaser (or Persons currently owning such Shares) shall have become the beneficial owner of more than ten percent of the Shares (either on a primary or a fully-diluted basis), (viii) any Person currently a beneficial owner of more than ten percent of Shares increases their ownership percentage by more than one percent of the Shares or (ix) the Company shall have delivered a Change of Recommendation Notice.

                  "Voting Debt" has the meaning given to it in Section 3.2(c).

                  "Voting Agreements" has the meaning set forth in the Recitals.

                  "WARN Act" means the Workers Adjustment and Retraining Notification Act.

                  Section 1.2 Interpretation.

                         (a) When a reference is made in this Agreement to
Sections, such reference shall be to a Section of this Agreement unless otherwise indicated.

                         (b) The table of contents and headings contained in
this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                         (c) Whenever the words "include," "includes" or
"including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

                         (d) The words "hereof," "herein" and "herewith" and
words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

                         (e) The meaning assigned to each term defined herein
shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

                         (f) A reference to any party to this Agreement or any
other agreement or document shall include such party's successors and permitted assigns.

                         (g) A reference to any legislation or to any
provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

                         (h) As used in this Agreement, the term "affiliates"
shall have the meaning set forth in Rule 12b-2 of the Exchange Act and the term "group" shall have the meaning set forth in Section 13(d) of the Exchange Act.

                                                                     Exhibit 3



                            STOCK OPTION AGREEMENT

               STOCK OPTION AGREEMENT, dated as of July 16, 2003 (this "Agreement"), between The Sage Group plc, a company organized under the laws of England ("PARENT"), and Timberline Software Corporation, an Oregon corporation (the "COMPANY").

               A. Concurrently with the execution of this Agreement, Parent, Best Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (the "PURCHASER"), and the Company, have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "MERGER Agreement"), pursuant to which the parties agreed, upon the terms and subject to the conditions set forth therein, to merge the Purchaser with and into the Company (the "MERGER").

               B. As an inducement and a condition to entering into the Merger Agreement, Parent has required the Company to agree, and the Company has agreed, to grant Parent the Option (as defined below) upon the terms and subject to the conditions of this Agreement.

               NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties to this Agreement, intending to be legally bound hereby, agree as follows:

                                  ARTICLE I

                                  THE OPTION

         Section 1.1    Grant of Option.

            (a) The Company hereby grants to Parent an irrevocable option (the "OPTION") to purchase such number of newly-issued shares (the "OPTION SHARES") of common stock, no par value, of the Company (the "SHARES") equal to the Option Number (as defined below) at a purchase price per share of $8.25 (the "EXERCISE PRICE"), exercisable in the manner set forth in Sections 1.2 and 1.3 of this Agreement. The "OPTION NUMBER" shall initially be the number of shares equal to 19.9% of the total number of Shares issued and outstanding as of the date of this Agreement, and shall be adjusted hereafter to reflect changes in the Company's capitalization occurring after the date hereof in accordance with Section 1.4. Notwithstanding any other provision of this Agreement, in no event shall the Option Number exceed 19.9% of the total number of Shares issued and outstanding as of the date of this Agreement, adjusted in accordance with Section 1.4 (without giving effect to any Option Shares subject to or issued pursuant to the Option). This Agreement shall terminate, and the Option hereby granted shall expire, on the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement pursuant to
Article VIII thereof, provided that a Triggering Event has not occurred prior to or in connection with such termination of the Merger Agreement; provided, however, that this Agreement shall not terminate, and the Option shall not expire if an Option Notice (as defined below) or a Repurchase Notice (as defined below) has been given by Parent prior to such date.

         Section 1.2    Exercise Of Option.

            (a) At any time or from time to time prior to the termination of the Option in accordance with the terms of this Agreement, Parent (or its designee) may exercise the Option, in whole or in part, only if on or after the date hereof:

                  (i) any corporation, partnership, limited liability company, individual, trust, unincorporated association, 13D Group (as defined below) or other entity or Person, other than Parent or any of its affiliates (a "THIRD PARTY"), shall have:

                       (1) commenced a bona fide tender offer or exchange offer for any Shares, the consummation of which would result in "beneficial ownership" (as defined under the Exchange Act) by such Third Party (together with all such Third Party's affiliates and "associates" (as such terms are defined in the Exchange Act)) of 15% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis);

                       (2) acquired beneficial ownership of Shares which, when aggregated with any Shares already owned by such Third Party, its affiliates and associates, would result in the aggregate beneficial ownership by such Third Party, its affiliates and associates of 15% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis); or

                       (3) commenced a solicitation of proxies or written consents subject to the proxy rules under the Exchange Act or executed any written consent with respect to, or become a "participant" in, any "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act), in each case with respect to the Shares; or

                  (ii) any of the Triggering Events described in the Merger Agreement (except for (A) a Triggering Event specified in either paragraph (vii), (viii) or (ix) or (B) those circumstances under which the Company has complied with Section 5.2(d) of the Merger Agreement) shall have occurred that would allow Parent to terminate the Merger Agreement (but without the necessity of Parent having terminated the Merger Agreement).

            (b) In the event that Parent wishes to exercise all or any part of the Option, Parent shall give written notice (an "OPTION NOTICE," with the date of the Option Notice being hereinafter called a "NOTICE DATE") to the Company, specifying the number of Option Shares it will purchase and a place and date (not earlier than two business days immediately following the Notice Date nor later than 20 business days from such date) for closing such purchase (an "OPTION CLOSING"). Parent's obligation to purchase Option Shares upon any exercise of the Option is subject (at its election) to the conditions that (i) no preliminary or permanent injunction or other order against the purchase, issuance or delivery of the Option Shares issued by any federal, state or foreign court of competent jurisdiction shall be in effect (and no action or proceeding shall have been commenced or threatened for purposes of obtaining such an injunction or order), (ii) any applicable waiting period under the HSR Act, or under comparable provisions under any antitrust or competition laws or regulations of any foreign jurisdictions that may be applicable to the exercise of the Option (such applicable laws and regulations, "INTERNATIONAL ANTITRUST LAWS") shall have expired and
(iii) there shall have been no breach of the representations, warranties, covenants or agreements of the Company contained in this Agreement or the Merger Agreement; provided, however, that any failure by Parent to purchase Option Shares upon exercise of the Option at any Option Closing as a result of the nonsatisfaction of any of such conditions shall not affect or prejudice Parent's right to purchase such Option Shares upon the subsequent satisfaction of such conditions and provided, further, however, that Parent shall be entitled to withdraw any Option Notice at any time prior to the consummation of the transactions to be consummated at the Option Closing to which such Option Notice relates. Upon request by Parent, the Company will promptly take all action required to effect all necessary filings by the Company under the HSR Act and any International Antitrust Laws.

            Section 1.3 Purchase of Option Shares. At any Option Closing,
(i) the Company will deliver to Parent (or its designee) the certificate or certificates representing the number of Option Shares being purchased in proper form for transfer upon exercise of the Option in the denominations designated by Parent in the Option Notice, and, if the Option has been exercised in part, a new Option evidencing the rights of Parent to purchase the balance of the Option Shares subject thereto and (ii) Parent shall pay the aggregate purchase price for the Option Shares to be purchased by delivery to the Company of immediately available funds to the order of the Company in the amount of the Exercise Price times the number of Option Shares to be purchased set forth in the Option Notice.

            Section 1.4 Adjustments Upon Share Issuances, Changes in Capitalization, etc. In the event of any change in the number of outstanding Shares by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares or similar transaction or any other change in the corporate or capital structure of the Company (including, without limitation, the declaration or payment of an extraordinary dividend of cash, securities or other property), the type and number of the Option Shares to be issued by the Company upon exercise of the Option and the Exercise Price shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that Parent shall receive upon exercise of the Option the number and class of shares or other securities or property that Parent would have received with respect to the Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable, and Parent had elected to the fullest extent it would have been permitted to elect, to receive such securities, cash or other property.

         Section 1.5     Interpretation.

            (a) For purposes of this Article 1, references to Parent shall be deemed to include references to the Purchaser or any other affiliate of Parent.

            (b) For the purposes of this Agreement, "13D GROUP" means any group deemed to have acquired beneficial ownership of Shares such that it is required to file a Schedule 13D under Section 13(d) of the Securities Exchange Act of 1934, as amended.

            (c) Capitalized terms not otherwise defined in this Agreement have the respective meanings given to them in the Merger Agreement.

         Section 1.6    Repurchase Obligation.

            (a) Put. At any time during which the Option may be exercised in accordance with Section 1.2 hereof (the "REPURCHASE PERIOD"), upon demand by Parent, Parent shall have the right to sell to the Company (or any successor entity thereof), and the Company (or such successor entity) shall be obligated to repurchase from Parent:

                 (i) all or any portion of the Option, to the extent not previously exercised, at the price equal to the difference between (x) the Market/Offer Price (as defined below) for the Shares as of the Repurchase Date (as defined below) and (y) the Exercise Price, multiplied by the number of Shares purchasable pursuant to the Option, or portion thereof with respect to which Parent is exercising its rights, but only if the Market/Offer Price is greater than the Exercise Price; and

                 (ii) all or any portion of the Shares purchased by Parent pursuant to the Option, at a price equal to the Exercise Price paid by Parent for the Shares acquired pursuant to the Option plus the difference between the Market/Offer Price and the Exercise Price (but only if the Market/Offer Price is greater than the Exercise Price), multiplied by the number of Shares so purchased.

            (b) Market/Offer Price. The term "MARKET/OFFER PRICE" shall mean the highest of (i) the highest price per Share at which a tender offer or exchange offer therefor has been made, (ii) the highest price per Share to be paid by any third party pursuant to an agreement with the Company,
(iii) the average of the closing price for a Share as reported on Nasdaq within the 10 trading days immediately preceding the date Parent gives notice of the required repurchase of Option Shares subject to the Option, or (iv) in the event of a sale of all or a substantial portion of the Company's assets, the sum of the price paid in such sale of such assets and the current market value of the remaining assets of the Company (less any liabilities remaining, including taxes (the computation of which will take into account any available operating losses, net operating losses, capital losses and other tax attributes of the Company and the Company Subsidiaries) resulting from such sale and required to be paid by the Company or any Company Subsidiary in the taxable year of such sale or the immediately succeeding taxable year) as determined by a nationally recognized investment banking firm mutually selected by Parent and the Company, divided by the number of Shares outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm mutually selected by Parent and the Company.

            (c) Call. At any time during the Repurchase Period that Parent would be entitled to receive payment of the Termination Fee under Section 8.2(b) of the Merger Agreement, upon demand by the Company (or any successor entity thereof), the Company (or any successor entity thereof) shall have the right to purchase from Parent, and Parent shall be obligated to sell to the Company (or such successor entity), all or any portion of the Shares purchased by Parent pursuant to the Option, at a price equal to the Exercise Price paid by Parent for any Shares acquired pursuant to the Option plus the difference between the Market/Offer Price and the Exercise Price, but only if the Market/Offer Price is greater than the Exercise Price, multiplied by the number of Shares so purchased.

            (d) Notice and Payment. In the event Parent or the Company wishes to exercises its rights under this Section 1.6, Parent or the Company, as the case may be, shall give written notice (a "REPURCHASE NOTICE," with the date of the Repurchase Notice being hereinafter called a "REPURCHASE DATE") to the other party, specifying the number of Option Shares to be cancelled or repurchased, as the case may be, and a place and date (not earlier than 2 business days following the Repurchase Date nor later than 7 business days from such date) for closing such transaction (a "REPURCHASE CLOSING"). In exchange for canceling the Option with respect to such number of Option Shares as Parent specifies in the Repurchase Notice or surrendering to the Company the certificates evidencing such number of Shares to be repurchased pursuant to the Repurchase Notice, the Company shall pay to Parent at a Repurchase Closing the amount required by this
Section 1.6 in immediately available funds by wire transfer to such account as Parent may designate in writing to the Company, exclusive of any payment for Expenses and free and clear of any withholding taxes provided that Parent shall provide a Form W-8 BEN or similar form on a protective basis certifying that if the payment of such required amount or Expenses were deemed to be United States source income, such payments would be exempt from withholding tax under the United Kingdom-U.S. Income Tax Treaty ("WITHHOLDING TAXES"). If Parent is surrendering certificates evidencing Option Shares pursuant to this Section 1.6(d), Parent shall warrant that it owns such Shares and that such Shares are then free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever.

            (e) Profit Limitation.

                  (i) Notwithstanding anything to the contrary contained herein, Parent shall not be entitled to exercise its right pursuant to Section 1.6(a)(i) if, and to the extent that, the payment that would be paid to Parent by the Company under this Agreement or
      Section 8.2(b) of the Merger Agreement would exceed $3,500,000 exclusive of any Expenses and free and clear of any Withholding Taxes.

                  (ii) If Parent has received payment of the Termination Fee under Section 8.2(b) of the Merger Agreement, to the extent that Parent receives a cash payment of an aggregate amount (the "PAYMENT") from the sale of Option Shares to any unaffiliated party or to the Company pursuant to Section 1.6(a)(ii) or 1.6(c) of this Agreement in addition to the payment of the Termination Fee under Section 8.2(b) of the Merger Agreement of more than the sum of (x) the aggregate Exercise Price paid by Parent for any Option Shares as to which the Option has theretofore been exercised, multiplied by the number of Option Shares so exercised, plus (y) $3,500,000 (the "BASE AMOUNT"), exclusive of Expenses and free and clear of any Withholding Taxes, then the Termination Fee paid pursuant to Section 8.2(b) of the Merger Agreement shall be reduced by the amount that the Payment exceeds the Base Amount, to a maximum of $3,500,000 and such amount shall be returned by Parent to the Company.

            (f) Notwithstanding the termination of the Option pursuant to
Section 1.1, each of Parent or the Company, as the case may be, will be entitled to exercise its rights under this Section 1.6 if it has exercised such rights in accordance with the terms hereof prior to the termination of the Option.

                                 ARTICLE II

               REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to Parent as follows:

         Section 2.1 Authority Relative to this Agreement. The Company is a corporation duly organized and validly existing under the laws of the State of Oregon. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Company Board of Directors and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement or for the Company to consummate such transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent, is the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

         Section 2.2 No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the articles of incorporation or bylaws of the Company, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or by which the Company is bound or affected, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance of any kind on any of the Option Shares pursuant to, any agreement, contract, indenture, notice or instrument to which the Company is a party or by which the Company is bound or affected or (iv) except for applicable requirements, if any, of the HSR Act, any International Antitrust Laws, the Exchange Act or the Securities Act, require any filing by the Company with, or any permit, authorization, consent or approval of, any governmental or regulatory authority, domestic or foreign, except in the case of the foregoing clauses (ii) through (iv) for any such conflicts, violations, breaches, defaults, failures to file or obtain the consent or approval of, or other occurrences, that would not reasonably be expected to cause or create a material risk of non-performance or delay performance by the Company of its obligations under this Agreement.

         Section 2.3 Option Shares. The Company has taken all necessary corporate action to authorize and reserve for issuance upon exercise of the Option a total of all of the Option Shares issuable pursuant to this Agreement, and such Option Shares, when issued and delivered by the Company to Parent upon exercise of the Option, will be duly authorized, validly issued, fully paid and nonassessable Shares, and will be free and clear of any encumbrances of any kind.

         Section 2.4 Takeover Statutes. The Company Board of Directors has taken all appropriate action so that the entry into this Agreement and the consummation of the transactions contemplated thereby shall be exempted from the provisions of Sections 60.801 to 60.816 and Sections 60.825 to 60.845 of the OBCA. No other "fair price," "moratorium," "control share acquisition" or similar anti-takeover statute or regulation, including, without limitation, Sections 60.801 to 60.816 and 60.825 to 60.845 of the OBCA, or any applicable anti-takeover provision in the articles of incorporation and bylaws of the Company is, or at the Effective Time will be, applicable to the Company or the transactions contemplated under this Agreement.

                                 ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF PARENT

         Parent hereby represents and warrants to the Company as follows:

         Section 3.1 Authority Relative to this Agreement. Parent is a corporation duly organized, validly existing under the laws of the jurisdiction of its respective incorporation or organization and, to the extent applicable, in good standing under the laws of the jurisdiction in which it is organized. Parent has requisite corporate power and authority to execute and deliver this Agreement, perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly authorized by the Board of Directors of Parent, and no other corporate proceeding on the part of Parent is necessary to authorize this Agreement or for Parent to consummation such transactions. This Agreement has been duly and validly executed and delivered by Parent and, assuming due and valid authorization, execution and delivery hereof by the Company, is the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms.

         (a) No Conflict, Required Filing and Consents. The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, (i) conflict with or violate the organizational documents of Parent, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or by which Parent is bound or affected, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, contract, indenture, note or instrument to which Parent is a party or by which it is bound or affected or (iv) except for applicable requirements, if any, of the HSR Act and any International Antitrust Laws, the Exchange Act, or the Securities Act, require any filing by Parent with, or any permit, authorization, consent or approval of, any governmental or regulatory authority, domestic or foreign, except in the case of each of the foregoing clauses (ii) through (iv) for any such conflicts, violations, breaches, defaults, failures to file or obtain the consent or approval of, or other occurrences, that would not cause or create a material risk of non-performance or delayed performance by Parent of its obligations under this Agreement.

         Section 3.2 Investment Intent. The purchase of Option Shares pursuant to this Agreement is for the account of Parent for the purpose of investment and not with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act and the rules and regulations promulgated thereunder.

                                  ARTICLE IV

                             ADDITIONAL AGREEMENTS

         Section 4.1 Registration Rights; Listing of Option Shares. Upon the written request of Parent, the Company agrees to use best efforts to effect up to two registrations under the Securities Act on Form S-3 or other available form, and any applicable state securities laws covering any part or all of the Option (provided that only Option Shares will be distributed to the public) and any part or all of the Option Shares purchased under this Agreement, which registration shall be continued in effect for 90 days, unless, in the written opinion of counsel to the Company, addressed to Parent and reasonably satisfactory in form and substance to counsel for Parent, such registration is not required for the sale and distribution of such Option Shares in the manner contemplated by Parent. The registration effected under this paragraph shall be effected at the Company's expense except for any underwriting commissions, brokers' fees and fees and expenses of Parent's counsel. If Option Shares are offered pursuant to a firm commitment underwriting, the Company will provide reasonable and customary indemnification to the underwriters, provided that Parent shall also enter an agreement with such underwriters in reasonable and customary form, including provisions relating to indemnification. In the event of any demand for registration pursuant to this Section 4.1, the Company may delay the filing of the registration statement for a period of up to 90 days if, in the good faith judgment of the Board of Directors of the Company, such delay is necessary in order to avoid interference in any material respect with a planned material transaction involving the Company. In the event the Company effects a registration of Shares for its own account or for any other shareholder of the Company (other than on Form S-4 or Form S-8, or any successor or similar form), it shall allow Parent to participate in such registration; provided, however, that if the managing underwriters in such offering advise the Company in writing that in their opinion the number of Shares requested to be included in such registration exceeds the number which can be sold in such offering, to the extent permissible under agreements disclosed in the Company SEC Documents that grant registration rights in existence prior to the date hereof, the Company will include the securities requested to be included therein pro rata among the holders requesting to be included. In connection with any registration statement pursuant to this
Section 4.1, Parent agrees to furnish the Company with such information concerning itself and the proposed sale or distribution as shall be required in order to ensure compliance with the Securities Act and to provide reasonable and customary representations, warranties and indemnification to the Company and its underwriters, if any.

         (a) Upon issuance of the Option Shares, the Company shall, at its expense, use its reasonable efforts to cause the Option Shares to be approved for quotation on Nasdaq subject to notice of issuance, as promptly as practicable, and will provide prompt notice to Nasdaq of the issuance of each Share pursuant to any exercise of the Option.

         Section 4.2 Transfer of Option Shares; Restrictive Legend. Prior to the time Option Shares are registered under the Securities Act, Parent agrees not to transfer or otherwise dispose of the Option Shares, or any interest therein, without first providing to the Company an opinion of counsel for Parent, reasonably satisfactory in form and substance to counsel for the Company, to the effect that such transfer or disposition will not violate the Securities Act or any applicable state law governing the offer and sale of securities, and the rules and regulations thereunder. Prior to the time Option Shares are registered under the Securities Act, Parent further agrees to the placement on the certificate(s) representing the Option Shares of the following legend:

               "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS AVAILABLE."

Upon provision to the Company of any opinion of counsel for Parent, reasonably satisfactory in form and substance to counsel for the Company, to the effect that such legend is no longer required under the provisions of the Securities Act or applicable state securities laws, the Company shall promptly cause new unlegended certificates representing such Option Shares to be issued to Parent against surrender of such legended certificates.

         Section 4.3 Reasonable Efforts. Subject to the terms and conditions of this Agreement, Parent and the Company shall each use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any governmental or regulatory authority in connection with this Agreement or the transactions contemplated hereby.

         Section 4.4 Further Assurances. The Company shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Parent the power to carry out the provisions of this Agreement. If Parent shall exercise the Option, or any portion thereof, in accordance with the terms of this Agreement, the Company shall, without additional consideration, execute and deliver all such further documents and instruments and take all such further action as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

         Section 4.5 Survival. All of the representations, warranties and covenants contained herein shall survive an Option Closing and shall be deemed to have been made as of the date hereof and as of the date of each Option Closing.

                                  ARTICLE V

                                 MISCELLANEOUS

         Section 5.1 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, without any requirement for securing or posting any bond, in addition to any other remedy at law or equity.

         Section 5.2 Merger Agreement. The rights of Parent under this Agreement shall in no way limit Parent's rights against Company for any breach of the Merger Agreement.

         Section 5.3 Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

         Section 5.4 Amendment; Assignment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto and specifically referencing this Agreement. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that the rights and obligations of Parent hereunder may, upon written notice to the Company prior to or promptly following such action, be assigned by Parent to one or more of its affiliates.

         Section 5.5 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as to reasonably effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

         Section 5.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof. Exclusive venue for any proceeding arising out of or in connection with this Agreement shall be either the U.S. District Court for the District of Oregon or the United States District Court for the District of Delaware or the courts of the State of Delaware and both parties hereby submit to the jurisdictions of such courts.

         Section 5.7 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses; provided, however, that if any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

         Section 5.8 Descriptive Headings; Definitions. The descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

         Section 5.9 Counterparts. This Agreement may be executed manually or by facsimile by the parties hereto, or xerographically or electronically by their respective attorneys, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

         Section 5.10 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice): (i) if to Parent, to its address set forth in Section 9.4(a) of the Merger Agreement; and (ii) if to the Company, to the Company's address set forth in Section 9.4(b) of the Merger Agreement.

         Section 5.11 Binding Effect. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the successors and assigns of the parties hereto. Nothing expressed or referred to in this Agreement is intended or shall be construed to give any person other than the parties to this Agreement, or their respective successors or assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

                             [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, each of the Company and Parent have caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                         TIMBERLINE SOFTWARE CORPORATION

                                         By:      /s/ Curtis Peltz'
                                               -----------------------------
                                         Name: Curtis Peltz
                                         Title:  Chief Executive Officer





                                         THE SAGE GROUP PLC

                                         By:    /s/  Paul Walker
                                               -----------------------------
                                         Name:   Paul Walker
                                         Title:  Chief Executive Officer








                     Signature Page to Stock Option Agreement

                                                                     Exhibit 4

                               VOTING AGREEMENT


                  THIS VOTING AGREEMENT (this "Agreement"), is entered into as of July 16, 2003, by and among The Sage Group plc, a company organized under the laws of England ("Parent"), Best Acquisition Corp., a Delaware corporation and indirect wholly-owned subsidiary of Parent (the "Purchaser"), and ______________ ("Shareholder").

                                    RECITALS

                  A. Concurrently with the execution of this Agreement, Parent, the Purchaser and Timberline Software Corporation, an Oregon corporation (the "Company"), have entered into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"), pursuant to which the parties agreed, upon the terms and subject to the conditions set forth therein, to merge the Purchaser with and into the Company (the "Merger").

                  B. As of the date hereof, Shareholder is the record and Beneficial Owner (as defined below) of _________ Existing Shares (as defined below) of the common stock, no par value, of the Company (the "Shares").

                  C. As an inducement and a condition to entering into the Merger Agreement, Parent has required Shareholder to agree, and Shareholder has agreed, to enter into this Agreement.

                  NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties to this Agreement, intending to be legally bound hereby, agree as follows:

                  Section 1. Certain Definitions. In addition to the terms defined elsewhere herein, for purposes of this Agreement:


                  (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities means having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                  (b) "Existing Shares" means all issued and outstanding Shares owned of record and Beneficially Owned by Shareholder as of the date hereof.

                  (c) "Governmental Entity" means any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, foreign or domestic.

                  (d) "Person" means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

                  (e) "Securities" means the Existing Shares together with any Shares, Beneficial Ownership of which is acquired by Shareholder after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor-in-interest in any capacity or otherwise.

                  Section 2. Representations and Warranties of Shareholder. Shareholder represents and warrants to Parent and the Purchaser as follows:

                         (a) Ownership of Shares. Shareholder is the record or
Beneficial Owner of: (i) the Existing Shares; and (ii) options to purchase _________ Shares. Except as may be set forth in Schedule 2(a) attached to this Agreement or for repurchase rights of the Company with respect to restricted Shares, if any, Shareholder is not a party to, bound by, or otherwise subject to, any contract, option or other arrangement or understanding that would require Shareholder to sell or otherwise transfer, or that would give any other Person (including the Company) any rights to acquire any Existing Shares from Shareholder. Except as set forth in Schedule 2(a) attached to this Agreement, Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 5 through 9 hereof, sole power of disposition, sole power of conversion, sole power to demand dissenting rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws.

                         (b) Power; Binding Agreement. Shareholder has the
legal capacity, power and authority to enter into and perform all of Shareholder's obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms.

                         (c) No Conflicts. No filing with, and no permit,
authorization, consent or approval of, any Governmental Entity is necessary for the execution of this Agreement by Shareholder and the performance by Shareholder of his obligations hereunder, none of the execution and delivery of this Agreement by Shareholder nor the performance by Shareholder of his obligations hereunder shall: (i) if Shareholder is other than a natural Person, conflict with or result in a breach of provision of any organizational documents applicable to Shareholder; (ii) require any consent, approval or notice, violate or result in a violation or breach of, or constitute a default (or an event which, with or without notice or lapse of time or both, constitutes a default) under, or give rise to any third party right of termination, cancellation, material modification or acceleration under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, lien, indenture, lease, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Shareholder is a party or by which Shareholder or any of his properties or assets may be bound, including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement, voting trust or trust agreement; or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Shareholder or any of Shareholder's properties or assets.

                         (d) No Encumbrance. Except as permitted by this
Agreement, the Existing Shares are now and, at all times during the term hereof, the Securities will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all liens, charges, security interests, options, claims, mortgages, pledges or other encumbrances or restrictions of any nature whatsoever.

                         (e) Duration of Representations. The representations
and warranties contained in Sections 2(a) to (d) are made as of the date hereof and on a continuous basis until termination of this Agreement.

                  Section 3. Representations and Warranties of Parent and the Purchaser. Each of Parent and the Purchaser hereby represents and warrants to Shareholder as follows:

                         (a) Power; Binding Agreement. Parent and the
Purchaser each has the corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by each of Parent and the Purchaser and constitutes a valid and binding agreement of Parent and the Purchaser, enforceable against each of Parent and the Purchaser in accordance with its terms.

                         (b) No Conflicts. No filing with, and no permit,
authorization, consent or approval of, any Governmental Entity is necessary for the execution of this Agreement by Parent and the Purchaser and the performance by them of their obligations hereunder. None of the execution and delivery of this Agreement by Parent and the Purchaser nor the performance by them of their obligations hereunder shall: (i) conflict with or result in a breach of any provision of organizational documents applicable to Parent and the Purchaser; (ii) require any consent, approval or notice, violate or result in a violation or breach of, or constitute a default (or an event which, with or without notice or lapse of time or both, constitutes a default) under, or give rise to any third party right of termination, cancellation, material modification or acceleration, under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, lien, indenture, lease, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Parent or the Purchaser is a party or by which Parent or the Purchaser or any of their properties or assets may be bound; or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Parent or the Purchaser or their properties or assets.

                  Section 4. Disclosure. Shareholder hereby agrees to permit the Company to publish and disclose in the Proxy Statement (including all documents and schedules filed with the Securities and Exchange Commission) and, subject to Section 6.5 of the Merger Agreement, for Parent and the Purchaser to publish and disclose in any press release or other disclosure document which Parent determines to be necessary or desirable in connection with the Merger and any transactions related thereto, the existence and terms of this Agreement.

                  Section 5. Transfer and Other Restrictions. (a) Prior to the termination of this Agreement, Shareholder agrees not to, directly or indirectly:

                         (i) except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Securities or any interest therein, other than by virtue of the exercise of options, including, without limitation, by "cashless exercise," and except as provided in
     Section 6 hereof;

                         (ii) grant any proxy, power of attorney, deposit any of the Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Securities except as provided in this Agreement;

                         (iii) enter into any agreement or understanding with any Person the effect of which would be inconsistent with or violate any provision of this Agreement, including, without limitation, the voting provisions contained in Section 6; or

                         (iv) take any other action that would make any representation or warranty of Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling Shareholder from performing his obligations under this Agreement.

                         (b) Shareholder, as a director or officer of the Company, acknowledges and agrees that he is bound by Section 5.2 of the Merger Agreement as a representative of the Company.

                  Section 6. Voting of the Shares. Shareholder hereby agrees that, during the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of the Shares, however called, Shareholder will appear at the meeting or otherwise cause the Securities to be counted as present at the meeting for purposes of establishing a quorum, take each and every action and accomplish each and every formality as is necessary to participate in the meeting (if applicable), and vote or consent (or cause to be voted or consented) the Securities:

                         (a) in favor of the approval of the Merger Agreement,
the Merger and any actions required in furtherance thereof and hereof;

                         (b) against any action or agreement that would result
in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement;

                         (c) against any Acquisition Proposal made by any
Person other than Parent or the Purchaser; and

                         (d) against any proposal that is intended or is
reasonably expected to impede, interfere with, delay, postpone or adversely affect the Merger or the other transactions contemplated under the Merger Agreement, unless such action or agreement has been approved in advance by Parent or the Purchaser.

                  Section 7. Proxy.

                         (a) Shareholder hereby irrevocably grants to and
appoints Parent and the Purchaser, and each of them individually, each of which shall act through its president, chief executive officer or chief financial officer, or any of them in their respective capacities as officers of Parent or the Purchaser and any individual who shall hereafter succeed to any such office of Parent and each of them individually, such Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Shareholder, to vote the Securities, in connection with any meeting of the shareholders of the Company, solely as set forth in
Section 6 hereof. The foregoing grant shall be referred to as the "Irrevocable Proxy."

                         (b) Shareholder represents that any other proxies
heretofore given in respect of the Securities are not irrevocable, and that such proxies are hereby revoked.

                         (c) Shareholder hereby affirms that the Irrevocable
Proxy set forth in this Section 7 is given in connection with the execution of the Merger Agreement, and that such Irrevocable Proxy is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder hereby further affirms that the Irrevocable Proxy is coupled with an interest and may not be revoked under any circumstances. Such Irrevocable Proxy is executed pursuant to this Agreement and intended to be irrevocable in accordance with the provisions of Section 60.231 of the OBCA.

                         (d) Notwithstanding this Section 7, Shareholder
agrees, in connection with any meeting of the shareholders of the Company contemplated by Section 6, to vote the Securities solely as set forth in
Section 6 if Parent notifies Shareholder within a reasonable time prior to such meeting that neither it nor the Purchaser will vote the Securities itself.

                  Section 8. Further Assurances. Subject to the terms and conditions of this Agreement, Shareholder agrees to execute and deliver such additional documents and to take, or cause to be taken, all additional actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the provisions of this Agreement. Shareholder shall promptly consult with Parent and provide any necessary information and material with respect to all filings made by Parent with any Governmental Entity in connection with this Agreement.

                  Section 9. Consents. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Shareholder is a party or pursuant to any rights Shareholder may have.

                  Section 10. Reliance by Parent. Shareholder understands and acknowledges that Parent is entering into, and causing the Purchaser to enter into, the Merger Agreement in reliance upon Shareholder's execution and delivery of this Agreement.

                  Section 11. Termination. This Agreement shall terminate on the earliest of (a) the termination of the Merger Agreement pursuant to its terms, (b) the written agreement of the parties hereto to terminate this Agreement, or (c) the consummation of the Merger.

                  Section 12. Miscellaneous.

                         (a) Entire Agreement. This Agreement (including the
documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

                         (b) Successors and Assigns. This Agreement shall not
be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each party and such party's respective heirs, beneficiaries, executors, representatives and permitted assigns.

                         (c) Amendment and Modification. This Agreement may
not be amended, altered, supplemented or otherwise modified or terminated except upon the execution and delivery of a written agreement executed by the parties hereto.

                         (d) Notices. All notices and other communications
hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

                              (i) if to Parent or the Purchaser, to:

                                   c/o The Sage Group plc
                                   Sage House
                                   Benton Park Road
                                   Newcastle upon Tyne
                                   England NE7 7LZ
                                   Attention:  Michael Robinson
                                   Telephone No.:  +44 (0) 191 255 3000
                                   Facsimile No.:  +44 (0) 191 255 0306

                                   with a copy to:

                                   Skadden, Arps, Slate, Meagher & Flom LLP
                                   525 University Avenue, Suite 1100
                                   Palo Alto, CA  94301
                                   Attention:   Marc R. Packer, Esq.
                                   Telephone:   (650) 470-4500
                                   Facsimile:   (650) 470-4570

                              (ii) If to Shareholder, to:

                                   [The address of Shareholder set forth
                                   in the current records of the
                                   Company, or at such other address as
                                   Shareholder shall provide to Parent
                                   by notice pursuant to the terms of
                                   this section]

                                   with a copy to:
                                   [Shareholder Counsel]
                                   [Shareholder Address]
                                   [Shareholder City, State Zip]
                                   Attention:  [           ]
                                   Facsimile:  [           ]

                         (e) Severability. In the event that any provision of
this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as to reasonably effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

                         (f) Other Remedies; Specific Performance. Except as
otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

                         (g) No Waiver. No failure or delay on the part of any
party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

                         (h) No Third Party Beneficiaries. This Agreement is
not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                         (i) Governing Law. This Agreement shall be governed
by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof. Exclusive venue for any proceeding arising out of or in connection with this Agreement shall be the U.S. District Court for the District of Oregon and both parties hereby submit to the jurisdiction of such courts.

                         (j) Descriptive Headings; Definitions. The
descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used but not defined herein will have the meaning set forth in the Merger Agreement.

                         (k) Expenses. All costs and expenses incurred in
connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses; provided, however, that if any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

                         (l) Counterparts. This Agreement may be executed in
one or more counterparts, and by facsimile, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

                           [SIGNATURE PAGE FOLLOWS]

                  IN WITNESS WHEREOF, Parent, the Purchaser and Shareholder have caused this Agreement to be duly executed as of the day and year first written above.

                                                    THE SAGE GROUP PLC


                                                    By:
                                                       ------------------------
                                                       Name:
                                                       Title:


                                                    BEST ACQUISITION CORP.


                                                    By:
                                                       ------------------------
                                                       Name:
                                                       Title:


                                                    SHAREHOLDER


                                                    By:
                                                       ------------------------
                                                       Name:
                                                       Title:













                       Signature page to Voting Agreement

                                                                     Exhibit 5

                            JOINT FILING AGREEMENT

         This will confirm the agreement by and between the undersigned that the Statement on Schedule 13D (the "Statement") filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, no par value, of Timberline Software Corporation, an Oregon corporation, is being filed on behalf of the undersigned.

         Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute one and the same instrument.

Dated:   July 25, 2003                        Best Acquisition Corp.



                                              By:     /s/ RON VERNI
                                              ------------------------------
                                              Name:    Ron Verni
                                              Title:   President


                                              The Sage Group plc

                                              By:     /s/ PAUL HARRISON
                                              ------------------------------
                                              Name:    Paul Harrison
                                              Title:   Group Finance Director